SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2010

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 14, 2010 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

INDEX

Annual Report

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Operations

Statements of Changes in Shareholders` Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company`s bylaws, we submit for your consideration the documentation related to the Company`s financial statements for the nineteenth fiscal year, ended on December 31, 2010.

  MACROECONOMIC CONTEXT

The Gross World Product is estimated to have approximately a 4% increase in 2010, after a contraction of about 1% in 2009, showing up to now the success of expansionary monetary and fiscal policies implemented by the main Central Banks and the world Treasures. For its part, the American banking system, which was the epicenter of the crisis in 2008, is again showing levels of capitalization, liquidity and solvency that are in compliance to the standards required by the entities of supervision and control.

This recovery also allowed to capital markets to overcome a big percentage of the losses and the high volatility that were registered in 2009. Raw materials showed different levels of recovery: corn increased by 43%, copper by 28%, soya by 26% and petrol by 18%.

Country risk in emerging economies went down and these economies are the ones that drive most of the world`s growth. Asia and Latin America closed 2010 with a 7.5% Gross Domestic Product ("GDP") growth. Meanwhile, developed economies (USA, Europe and Japan) achieved a 3% growth, slightly lower than the fallback that GDP registered in these regions during the recession in 2009.

Emerging countries must face the phenomenon of high global liquidity, which gives them access to credits at very low costs and keeps the price of assets rising, but also determines their currencies appreciation by means of exchange rate and the consequent loss of competitiveness.

Economic evolution in Argentina during 2010 is, in general terms, similar to the one previously described for emerging countries. Growth is expected to close at around 8% with an unemployment rate much lower than two digits. The main engine of this growth has been private consumption, which rose 8.9% after being practically stagnated in 2009. Private consumption is still by far the most important component of GDP, representing 65% of the Argentine economy.

Recovery of investment was also very important during 2010, achieving at real values a 21% expansion compared to a 18% fall during 2009 and representing 22.3% of GDP. For its part, public expenditure showed also an expansion, achieving at the same time an important recovery in tax revenues showing a similar primary deficit to 2009. The Central Government`s collection (considering tax revenues, social security and property income) and the public expenditure grew by 35%.

In this way, the primary fiscal result (before interests) showed a positive balance of Ps. 19 thousand million that allowed the pay off of practically all of the public debt`s interests at maturity (Ps. 22 thousand million).

At the same time the Government reopened the debt swap for bondholders who were the so- called holdout creditors in 2005, and with a similar offer to the one in that year it achieved an acceptance range of nearly 66%.

As regards the International trade sector, it clearly reflects an economic recovery during 2010, with exports that rose by 24% to US$ 62,915 million, but with a much important growth in imports, 45% to US$ 51,099 million, setting a US$ 11,816 million balance in the balance of trade.

Taking into account inflation, Argentina makes a big difference compared to other emerging countries. Official statistics from the INDEC (National Institute of Statistics and Censuses) reflect that consumer price index closed the year with an 11% rise, over the 7.7% increase registered in 2009. Nevertheless, there is a big difference between official figures and the ones registered through other sources.

During 2011 international conditions are expected to go on favoring Argentina as the global economy would slowly continue to recover from the international crisis and, specially, emerging economies would go on expanding and leading world growth. Growth rate would tend to normalize as governments implement measures to avoid the overheating of the economy. For this reason, as regards the domestic level of activity, a 6% economic growth is expected; which would be easily achieved due to the legacy inherited from 2010. All this, within an election context that will undoubtedly show an increase in public investment, with a strong impact on private consumption, that will not only be pulled by the public sector but also by the slight increase of the real payroll and inflation, that , even being at the same levels, would discourage savings and favor consumption.

2. COMPANY PROFILE

MetroGAS S.A. ("MetroGAS" or "The Company") is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately 21.5% (*) of the total natural gas supplied by the nine distribution companies licensed in the privatization of Gas del Estado in late 1992, and currently has approximately 2.2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

In 2005, due to changes in regulations, (see Note 8.4.1 to the primary financial statements), the Board of Directors of MetroGAS decided to constitute MetroENERGIA S.A ("MetroENERGIA") a joint-stock company; MetroGAS holds 95% of the Common Stock and its social objective is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Natural gas consumption in Argentina has increased by approximately 74% since 1993. In that year consumption was approximately 21,828 MMm3 (million of cubic meters) and it increased to 37,898 MMm3 in 2010 (*). This increase is due to low relative prices of natural gas compared to other energy sources, to an increased capacity of major gas pipelines and to the expansion of distribution networks.

Argentina`s proven gas reserves amount to 378,820 MMm3 (**), with an 8-year supply guarantee. There are 19 known sedimentary basins in the country, 10 of which are on-shore, 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; Gulf of San Jorge and Austral basins in the south of the country. In 2010, the estimated annual production of natural gas reached 46,977 MMm3 (***) mainly coming from the Neuquén basin. Approximately 67% of all gas purchased by MetroGAS during 2010 came from the Neuquén basin and the remaining 33% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS") - December 2010.

(**) According to the latest available information provided by the Energy Secretariat ("ES")- December 2009.

(***) According to the latest available information provided by the ES- December 2010.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the above mentioned law that make an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the government`s unilateral decision to renegotiate the License granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without prejudice to the requirements that utility services companies should go on complying with all their obligations. The process began in 2002 and the Ministry of Economy and Production ("ME") was entitled to carry out the renegotiation through the Committee for Public Works and Services Contracts Renegotiation ("CRC"), Committee that, afterwards in 2003 by means of Decree No. 311, was replaced by the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") chaired by the ME jointly with the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS").

The Emergency Law, which was originally to be due in December 2003, was consecutively extended up to December 31, 2011. Additionally, the renegotiation terms for licenses and concessions of utility services were also extended.

Although MetroGAS strictly complied with the submittance of all information required, the process of renegotiation continued to be delayed and it was not possible for the Company to reach a consensus. It is important to point out that MetroGAS' distribution tariffs have been frozen since 1999.

Although several draft copies with proposals have been exchanged with the UNIREN during the last years, the Company has not been able to reach a definite agreement, among other reasons, because the Government strictly requires that the Company`s direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and , that the Company grants an indemnity to the National State regarding any measure, decision or ruling which may imply an economic compensation, claim for damages or indemnity, whatever nature , based on or related to the facts or measures stipulated as from the emergency situation established by Law 25,561 and/or the cancellation of the PPI as regards the License agreement . Among the relevant issues where no consensus was reached in order to move forward in the process of subscribing a letter of understanding, we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still fostering negotiations to reach an agreement contemplating tariffs increases which may allow the Company to make a proposal to its creditors and put an end to the legal proceedings the Company is involved in, thus restoring the business feasibility. According to the Company`s legal advisors, a letter of understanding with the characteristics of the one sent by the UNIREN has to be authorized by the judge in charge of the judicial proceeding.

A Temporary Agreement was signed with the UNIREN on September 22, 2008, which was ratified by MetroGAS` Shareholders Assembly on October 14, 2008 and approved by the PEN on March 26, 2009 through Executive Order No. 234 (B.O. 04/14/09). Such Temporary Agreement establishes a Transition Tariff Regime as from September 1, 2008, with a readjustment of prices and tariffs including variations in the price of gas, transport and distribution. The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

Although the ENARGAS has not yet issued the tariff schemes, in June, 2010 the Company sent to the ENARGAS and the UNIREN the data backup corresponding to all investments made since September 2008 up to December 2009 together with the 2010 Investment Plan as stipulated in the Temporary Agreement.

As regards the Trust fund destined to the construction of infrastructure works, MetroGAS, during 2010, complied with all the necessary steps to constitute an Administration Trust Fund with Nación Fideicomisos S.A.. On March 22, 2010 the Letter of Understanding subscribed by both parties was sent to the ENARGAS and the MPFIPyS.

During 2010, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company`s vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from government entities to the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the Temporary Tariff Scheme ("Régimen Tarifario de Transición" or "RTT") established in the Temporary Agreement subscribed on October 1, 2008 and approved by the PEN through Executive Order No. 234/09.

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company`s constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement.

5. REORGANIZATION PROCEEDING

For the last eleven year the Company has made great efforts to recompose tariffs in order to be able to operate in a sustainable way. As there were no increases in the distribution tariffs, no reallocation on tariffs of municipal rates and no recognition of the increase of expenses resulting from operations, administration and commercialization, that since 2010 up to date have increased by 281%, the Company suffered a serious economic and financial unbalance. Although the improvements that were achieved along the years, this situation made a significant impact on the Company`s capacity to generate enough fund flows to pay suppliers and financial creditors. For this reason on June 17, 2010 MetroGAS` Board of Directors requested a Call for Creditor` meeting which was filed before the National Court for Commercial Matters No. 26 , Secretariat No. 51, case record No. 056,999. On July 15, 2010 the court approved to call for creditors` meeting, stating the measures stipulated by law and the due terms for each stage of the process. It is worth emphasizing some of the relevant measures: a) the end of the verification period originally scheduled until February 21, 2011, then brought forward to November 10, 2010 by a new court resolution , b) the last date for MetroGAS to suggest a categorization of verified creditors originally scheduled until September 20, 2011, then brought forward to April 20, 2011, and c) the due date of the exclusivity period originally scheduled for August 21, 2012, then brought forward to March 9, 2012. The Company`s Shareholders Assembly called on August 2, 2010 ratified the decision taken by the Board of Directors.

As of the date of issuance of these financial statements, the term for verification of credits has ended as well as the period for credits` observance, and the report of Article 35 from the Bankruptcy Law has been issued, being pending the resolution of Article 36 of the same law (court resolution about the origin of the said credits, scheduled for April 6, 2011), without detriment to that it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company`s results and operations.

Through ENARGAS Resolution No. I-1,260 issued on June 17, 2010 MetroGAS was notified that it would be under intervention for a 120-day term, appointing Engineer Antonio Gomez as interventor. This measure followed the decision taken by MetroGAS` Board of Directors file a petition for voluntary reorganization.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS`s activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS` assets transferred by the Executive Power through Decree No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

On October 18, 2010, MetroGAS was notified of the ENARGAS resolution No. I-1431, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 14, 2011, MetroGAS was notified of Resolution No. I-1,612, wich extended for 120 days the company's intervention.

6. REGULATORY FRAMEWORK

Natural gas distribution is an activity regulated by the ENARGAS. Its jurisdiction is extended to transportation, sale, storage and distribution of natural gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, the ENARGAS has to protect customers, pay attention to the competence in the natural gas supply and demand and encourage long-term investments in the industry.

During the present fiscal year and based on the Consumer Protection Act, Chamber K of the Civil Court made MetroGAS responsible for an irregularity in an internal installation without taking into account neither the regulatory framework in force nor the precedent case law as regards this matter. The Company applied for an extraordinary appeal before the National Supreme Court besides giving due notice to the ENARGAS.

6.1 Unbundling of natural gas

In line with regulatory changes made into the gas sector as from 2005, the process informally denominated "natural gas unbundling" took place by which different categories of consumers (except for residential customers and small stores, as well as non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions) had to start purchasing natural gas at the point of entry into the transportation system directly from natural gas producers and/or marketers, thus zonal distributors were limited to render transport service and /or natural gas distribution exclusively.

In addition, a Mechanism for Assigning Natural gas to Compressed Natural Gas ("CNG") stations was established in the same year. By means of this mechanism CNG stations get natural gas through a system of periodical assignments of gas volumes within the Electronic Gas Market ("EGM").

In this context, the process of conforming MetroENERGIA as a natural gas trading company was finished during that year, entity created with the aim of keeping the biggest number of customers as possible and count on a better tool in accordance with the new context where the Company had to perform.

MetroENERGIA, was authorized by the ENARGAS to act as a natural gas / or transportation trading company, and subscribed as agent of the EGM.

MetroENERGIA has been carrying out actions since its creation which made it possible to retain most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company`s area, thus being able to maintain the participation of these categories of customers within MetroGAS` sales portfolio.

6.2 Complementary Agreement with Natural Gas Producers

On October 1, 2008, the ES published Resolution No. 1,070/08, approving the "Complementary Agreement with Natural Gas Producers" which was executed on September 19, 2008. This Agreement is aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing the natural gas producers` contribution to the trust fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at various prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated; such increase did not apply to the first three residential subcategories and sub-distributors.

As a result of the Complementary Agreement with Natural Gas Producers, increases in the price of natural gas have to be fairly allocated to the different components of the user`s final tariff so as to guarantee that the distributors` equation will remain unaltered after these increases. ENARGAS further implemented this Agreement through Resolution No. I/446/08 by which it approved a new tariff scheme, reflecting the above-mentioned tariff increases, for customers applicable from September 1, 2008, except for CNG, for which the new tariffs were to be applied from October 1, 2008. However, the new tariff charts do not provide for the readjustment of the distribution services tariffs.

Additionally, on December 23, 2008, the ES published Resolution No. 1,417/08 by which it implemented the Complementary Agreement with Natural Gas Producers. Through this Resolution, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of these price changes, ENARGAS published Resolution No. I/566/08 on the same day as ES Resolution No. 1,417/08, thereby approving the new tariff scheme to be applied and adjusting such scheme to reflect the new increased prices for natural gas.

On September 30, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 30, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

6.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the Ministry of Federal Planning, Public Investment and Services (MPFIPyS) created the above mentioned Total Energy Plan, then ruled by different Resolutions, which enlarged and extended its effects.

The Total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. Actually, The Propane Air Plant is working injecting synthetic gas into MetroGAS` system of distribution, and is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures, which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by ES Resolutions No.1,031/08 and 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

6.4 Government of the City of Buenos Aires- Works in Public spaces

As regards Works in public spaces within the City of Buenos Aires, Law No. 2,634, published on January 25, 2008, and its ruling Executive Order No. 238/08, published on March 28, 2008, created and ruled the new system for making perforations and/or holes in public spaces, which specifies all charges to be paid by all works done in public spaces and states that the closing of such holes shall be carried out by the Government of the Autonomous City of Buenos Aires ("GACBA") previous payment by the companies authorized to carry out the above mentioned public works. Subsequently, and in force as from November 1, 2009, the GACBA modified the reparation procedure of sidewalks stating that companies which make perforations and/or holes in public spaces are responsible for repairing and closing them for good.

Executive Order No. 239/08 terminated the Coordinated Action Agreement No. 24/97 that ruled such issue before the above mentioned Law. In accordance to new applicable rules, the enforcement authority from the GACBA notified the Company of its decision to start different control and supervision procedures as a result of possible non-fulfillment of the Company`s duties. The company is responding to these claims as contemplated in such regulation.

6.5 Trust Fund

With regards to the so called "specific charges" for the financing of natural gas transportation system expansion projects that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, but only in the case of the specific trust charges I) on behalf of, and to the order of, Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Orders No. 180/04 and No. 1,216/06, MPFIPS Resolutions No. 185/04, No. 2008/06, No. 409/07, No. 161/08 and 2,289/10, and ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398/07, No. 4,381/07, No. 808/07, No. 1,989/05, No. 3,937/05 and No.14,924), there are cases in which MetroGAS` customers who, being compelled to pay such charges, have resorted to justice in order to (i) determine whether such charges are unconstitutional and (ii) ask for the implementation of precautionary measures until a final decision is issued. In some cases, courts have effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges and MetroGAS has been complying with these measures. However, there have been cases where such precautionary measures have been overturned at subsequent judicial proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to debtors customers for specific charges.

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Funds stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

On June 4, 2009, ENARGAS Resolution No. 768 created an exception to the Resolution No. 2,067/08 charges between May 1 and August 31, 2009 for MetroGAS` residential customers (categories R3 1o. y R3 2o.), who annually consume between 1,001 and 1,500 m3.

On August 18, 2009, ENARGAS Resolution No. 828/08 extended this exemption through October 1st, 2009. Moreover, said Resolution created a 100% subsidy for consumption between June and July of 2009, and a 70 % subsidy for consumption between August and September of 2009. These subsidies applied to customers paying the Resolution No. 768 charges.

Provisions mentioned in paragraphs above were repeated in 2010 winter by Resolution ENARGAS No. 1,179/10.

On August 19, 2009, ENARGAS issued Note No. 9,097, requesting that MetroGAS highlight in its invoices the amount of the subsidy effectuated by Resolution No. 828 and then, incorporate diagonally and with special typography the following legend: "Consumption subsidized by the National Government". This Note also asked MetroGAS (i) to approximate how much it would cost if the same services were provided in Brazil, Uruguay and Chile, and (ii) to estimate the consumption of the volume invoiced by means of bottled gas of liquified fuel gas. This provision was repeated in 2010 winter by Note ENARGAS No. 4,862/10.

Finally, through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09, a decision by the Chamber V of the National Court of Appeals. Accordingly, the Decree 2,067/08 regime remains valid and applicable. Affected consumers, however, may continue to pay a charge to cancel their invoices, excluding the 2,067/08 charge plus the corresponding VAT (which are considered advance payments). Should the applicability of the 2,067/08 charge be confirmed, MetroGAS could claim its 2,067/08 charge. This judicial resolution not applies to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the mentioned charge, but are reached for judicial resolutions issued in the frame of the judicial measures requested and obtained by Ombudsmen`s municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in first instance exists declaring the unconstitutionality of the mentioned Decree in a process initiated by a user of our distribution area, for which also MetroGAS is prevented from invoicing the mentioned charge.

6.6 Municipal Rates

The regulatory framework in force contemplates the reallocation of tariffs for all new taxes, levies or rate increases, applicable since the beginning of the operations on December 29, 1992, and, under certain conditions, the use of public space levy for the laying of natural gas pipelines. Notwithstanding this framework, and without regard to the many requests presented by MetroGAS, as of the date of these financial statements, ENARGAS has not authorized any reallocation of tariffs for levy payments made by MetroGAS to different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires, regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and of the Occupation of Public Space Levy not only of the GACBA but also of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS during 2009 and 2010, filed legal protection proceedings concerning default payments against the Undersecretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 and against the ENARGAS as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GACBA and as regards the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still filing the said legal protection proceedings before the different courts.

6.7 Regulatory Authority.

The ENARGAS intervention originally stipulated by Executive Order No. 571/07 for a 180 day-term was extended for equal periods by means of Executive Order No. 1,646/07, 80/07, 953/08, 2,138/08, 616/09 1,874/09, 1,038/10 and 1,688/10.

During 2010, MetroGAS continued making its best efforts in order to keep a good relationship with the ENARGAS allowing both parties to comply with their corresponding responsibilities and to result in a better service to customers.

7. CORPORATE GOVERNANCE

MetroGAS complies with good practices of corporate governance, respecting principles of total and full information, transparency, efficiency, protection of the investment parties, equal treatment among investors and protection of the stability of the entities and financial brokers.

Within the Company`s Board of Directors, MetroGAS has an Audit Committee, composed of three independent Directors, thus the Company complies with local and international provisions in force related to this matter. The Board approved, among other measures related to the Corporate Governance, the Conduct Code, the Fraud and Dishonest Practices Policy and the channel of anonymous complaints.

7.1 Authorities

At MetroGAS` Shareholders Meeting and Board Meeting, on April 30 and May 3, 2010, respectively, Mr. Juan Carlos Fronza was appointed Company President, being an independent member. Mr. Carlos Emilio Rogelio Messi was appointed 1st. Vice-president and Mr. Marcelo Pablo Dominguez 2nd. Vice-president of the Company.

7.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimize risks.

Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Directorate Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the business` risks.

The existence of standardized processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Directorate Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

7.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For this reason, the Sarbanes-Oxley Law is applicable to the Company`s procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of it when issuing financial statements. Furthermore, external auditors had to express an opinion about these reports.

MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 as well as with the provisions regarding management opinion about internal control as from the issuing of financial statements ended on December 31, 2007.

In addition, together with the financial statements ended on December 31, 2009, the opinion from External Auditors was included, this being optional, who declared that the Company had, in all material respects, an effective internal control over the issuing of accounting and financial information up to that date.

It is worth pointing out that, after consecutive extensions, on July 21, 2010 the Government of the USA approved a law that introduced an exemption as regards the obligation to include the External Auditor`s opinion about Internal Control for the group of companies whose public float is lower than U$S 75 million, among which is included MetroGAS.

In order to comply with all requirements stated by this Law on due date, MetroGAS has conformed a working team with personnel from the administration and finance area, from the legal area and from the internal audit area, also counting on a high cooperation from those people responsible for processes of all the Company`s areas. Moreover, the Company has hired the services of consulting firms to assist in the assessment of control and implementation of improvements.

This process is focused on the assessment of internal controls over the issuing of accounting information. As of this date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of controls and has implemented many remedy plans. During the next fiscal year MetroGAS will continue with the survey and documentation of new processes or of processes that have been changed, the assessment of the design of those processes` controls, operation tests of controls and the implementation of remedy actions over all weaknesses found.

7.4 Policy of Compensation to the Board of Directors and to Managerial Staff

Compensation to the Board of Directors is fixed by an Ordinary Meeting of Shareholders.

Compensation to the CEO and to Executive Directors who report to him is fixed by the Compensation Committee conformed by independent Non-Executive Directors and members of the Board who represent majority shareholders.

As of December 31, 2010, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company`s shares nor for long-term incentives.

8. DESCRIPTION OF OPERATIONS

8.1. Commercial Policy, Company, Financial and Investment Planning

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS` Regulatory Framework and its reorganization proceeding, the Company will continue, while be financially possible, concentrating its efforts towards ensuring business continuity, maintaining the quality and reliability of gas supplies, meeting the Basic License Rules and finally, and depending on the outcome of the renegotiation of the License MetroGAS will define its new future strategy and matters such as company planning, commercial policy and development of the investment plan.

8.2. Gas purchase and transportation

In order to satisfy natural gas supply needs, the Company operates with the following mainly suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers from Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007 resolution No. 599/07 from the ES was published in the B.O. (Official Gazette) thus giving official approval to the "2007-2011 Agreement with Natural Gas Producers", afterwards being ratified by specific natural gas producers; as a result the enforcement of such Agreement was a fact. Basically, The 2007-2011 Agreement stipulates: i) volumes to be injected at points of entry into the transportation system by natural gas producers for residential and commercial users, industries, power plants and CNG stations up to December 31, 2011 ( although with different contractual terms according to user`s segment), ii) parameters for graduated and particular adjustment of prices according to users` segments, and iii) mechanisms to redirect and additionally inject natural gas in order to meet the demand of the domestic market, in case it were necessary and in the face of supply shortage. In virtue of 2007-2011 Agreement, natural gas producers and distributors had to celebrate natural gas bargain and sale agreements in accordance to what is stipulated in such agreement. As of the closing of these financial statements, the Company has not entered into any of these agreements because, to the best of its knowledge, all offers to enter into agreements received from natural gas producers would not respect the terms of the 2007-2011 Agreement and besides, regarding contemplated volumes, would not allow MetroGAS to ensure natural gas supply to its uninterruptible customers.

Agreements that were originally due on 31 December, 2006 were kept under the same conditions, including prices, until 31 July, 2007. As from 1 August, 2007, on the basis of what was stipulated in the 2007-2011 Agreement and in virtue of different notes from the Undersecretariat of Fuels and of Letters from the EGM, all volumes fixed under such Agreement were put in force as supply arrangements, every time no agreements are entered into with producers.

On September 19, 2008 the ES subscribed with natural gas producers the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) where prices at well head and segmentation of residential natural gas demand are restructured, serving as a complement to the Agreement approved by Resolution No. 599/07. The enforcement of such Agreement was as from September 1, 2008, except for CNG, which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 stipulating new basin prices, applicable as from November 1, 2008.

Due to the fact that MetroGAS considers that volumes, injection basins and transportation routes stipulated under the 2007-2011 Agreement would not allow to meet the demand from uninterruptible customers, the Company has made some presentations before the ENARGAS, the ES and the Undersecretariat of Fuels aiming at setting forth such situation and requesting a solution.

As of December 31, 2010, firm transportation capacity contracted up to the City Gate of the service area of MetroGAS amounts to 23.6 MMm3/day. To recover heat value, after obtaining by-products, there is 0.41 MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides, there is 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

As from August 2008 a propane/air injection plant ("PIPA") was connected to MetroGAS` network allowing to inject an additional volume of 1.5 MMm3/day equivalents to natural gas, if it is required by winter`s demand and if it is economically convenient, based on other supply alternatives. During 2009, the "PIPA" only operated injecting trial volumes to the system of distribution. During 2010, the "PIPA" injected a volume of 32.7 MMm3 with a maximum daily value of 1.12 MMm3.

On September 30, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 30, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

8.3 Customers and Market

MetroGAS` sales are highly influence by weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS` sales, are significantly higher during the winter months (May to September), due to gas volumes sold and the tariff mix affecting revenues and gross profit.

A summary of the Consolidated Statements of Operations for fiscal years ended on December 31, 2010 and 2009 is included below in order to reflect MetroGAS` seasonal variation of sales and its level of annual profitability.
	2010 (thousands of pesos)
	For quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Sales	225,719	293,250	351,116	252,243	1,122,328
Gross Income	65,194	90,038	95,820	62,088	313,140
Operating Income (Loss)	17,525	25,477	19,561	(6,091)	56,472
(Loss) before income tax	(14,329)	(31,675)	(2,705)	(35,813)	(84,522)
Net (Loss)	(15,084)	(23,346)	(4,917)	(28,350)	(71,697))

	2009 (thousands of pesos)
	For quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Sales	201,861	301,594	354,866	215,906	1,074,227
Gross Income	59,605	101,702	105,388	37,948	304,643
Operating Income (Loss)	17,791	46,190	48,929	(18,824)	94,086
(Loss) Income before income tax	(56,833)	2,357	8,893	(23,367)	(68,950)
Net (Loss) Income	(39,721)	107	1,340	(40,068)	(78,342)

As mentioned above, MetroGAS provides distribution service to approximately 2.2 million customers within its service area, approximately 63% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers during 2010 and 2009 totaled 24.6 % and 23.3 % of sales volume, respectively, and approximately 45.9 % and 48.6 % of net sales.

Although volumes delivered to residential customer increase a 1.2%, sales to this category of customer decreased by 1.4%, from Ps. 522,532 thousand during the year ended December 31, 2009 to Ps. 515,280 thousand in the present year, mainly due to a decrease in average prices as a consequence of an increase of 9.7% in volumes delivered to residential customers included in lower tariff segments, while volumes delivered to higher tariff segments, R3 4o. segment, decrease by 14.9%.

MetroGAS strongly depends on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customers MetroGAS has electric power plants with 37% of the total thermal power generated in the country`s wholesale electricity market.

Since 1993 electric power plants have implemented an investment program that involves the replacement of their generating units by new technologies called "combined cycles", which imply a much lower generation cost. The following combined-cycle plants have been operating within MetroGAS` service area: Central Térmica Buenos Aires, since 1995; Central Costanera, since 1999; Central Puerto, since 1999 and Central Dock Sud since 2001.  Moreover, MetroGAS provides transportation to the marketer that renders such service to AES Paraná which launched its combined-cycle plant to the market in 2001; thus improving the utilization of its transportation capacity.

In 2009 many new generators such as the thermoelectric stations of General Belgrano, General San Martín and Modesto Maranzana, with its combined cycles.

A strong increase in the demand for electricity, which started in 2003, continued during 2010. This fact, together with a supply shortage due to the lack of new combined-cycles in MetroGAS` service area since 2001, led to a big dispatch from the pool of thermal generation plants of MetroGAS` area, not only of combined-cycles but also of steam turbines.

Sales of the transportation and distribution service to electric power plants accounted for 42.8 % and 44.6% of delivered gas volume in 2010 and 2009, respectively.

Gas sales and sales of the transportation and distribution service to industrial and commercial customers and to public entities accounted for approximately 16.5% and 16.2% of the Company`s sales volume in 2010 and 2009 respectively.

During 2010 all supply contracts with industrial customers, which expired during that same year, were renewed. According to preventive measures taken in the face of winter 2010, the policy developed since 2007 was still continued; this policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending this concept to all contracts to be renewed during that year.

In line with the objectives set for this year and regardless of the existing conditions of gas availability and transportation, MetroGAS has been able to continue in good terms with large industrial customers as well as in the market of Small and Medium sized Companies ("PYMES") and of Commercial Customers. Natural gas demand for these clients` segments was maintained as a result of general market conditions.

The CNG market represented approximately 7.0% and 6.8 % of the Company`s sales volume during 2010 and 2009, respectively.

During 2010 according to the modification introduced by ES Resolution No. 275/06 (complementary to Resolution No. 2,020/05), deregulation of gas purchase for CNG stations continued. To this regard, through MetroENERGIA, it was possible to continue with the administration agreements as regards sales commitments to this segment of several natural gas producers, except for YPF.

    Operation of the distribution system

The crisis that broke in Argentina at the end of fiscal year 2001 plus the freezing of MetroGAS` tariffs, is still strongly conditioning the Company`s operating activities; for this reason MetroGAS, as technical operator, continues managing its resources in order to prioritize the distribution system`s security. If this context continued all improvements that have to be made on essential assets and the maintenance, reparation or replacement of those essential assets that have already ended their useful life, could be compromised.

Just like during 2002, MetroGAS was forced to keep on suspending investments on the expansion of the distribution system (K factor works), only making those necessary investments to incorporate customers to existing networks. During 2010, approximately 12,700 new services were laid (15.0% less compared to 2009). As regards works financed by third parties, the Company controlled the construction of 77.98 Km of distribution networks layout.

Moreover MetroGAS has implemented the assets integrity program which is currently operative and whose planning and follow-up is carried out by means of an annual plan. This methodology`s main objective is to secure a systematic management of critical tangible assets corresponding to gas distribution and risks associated to them along the whole cycle of their useful life.

Within the assets integrity program the Company continues to evaluate the 22 bar pressure system as a consequence of certain incidents that took place in 2007 and 2009. As a preventive measure and until evaluations are concluded, the operating pressure of the 22 bar pressure system has been reduced between 15% and 20% without compromising gas distribution to those customers who are supplied by MetroGAS.

Based on risk models previously mentioned, MetroGAS planned and implemented the replacement of 52.5 Km of low-pressure mains with their associated services. Smalls parts from high-pressure pipes which posed safety problems were also replaced.

Aiming at improving the reliability of the network, during 2010, the Company carried out different projects on pipes linkage. These works aim at meeting a demand increase in specific areas and at supplying new areas of network renewal.

Aiming at improving the Company`s low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS implements the "Tele-control of Profiling Units in Regulating Stations". In this way 80% of the total of the pressure regulating stations of the Company`s low-pressure system has telecontrol profiling units to control pressure and besides counts on 64 extreme points with telemeasurement.

Additionally, and being an action contemplated in the preventive maintenance plan, MetroGAS completed an inspection type DCVG (Direct Current Voltage Gradient) and CIS (Close Interval Survey) of 180 Km a of the Company`s high-pressure system, aiming at identifying potential failures in these installations.

Regarding corrective maintenance of the system, approximately 14,600 residential services have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 59,800 claims, mainly about gas leaks, from which about 6,100 were classified by the Company as high priority. All these claims were taken care of in situ within two hours of the call and 99 % within an hour of the call being received, thus improving the ENARGAS` indicator that compels the Company to take care of 95% of high priority calls within an hour of the call being received.

8.5 Capital Investment

In order to mitigate the impact of the crisis on MetroGAS` financial position, the Company has optimized its capital investments, reducing them to levels that are compatible with the business continuity and the supply of a safe service in a short term.  Detailed information on this issue is found in Exhibit "A" of these financial statements.

The total accumulated amount of investments made by MetroGAS during seventeen years of being operating in the market amounts to approximately U$S 683 million.

    Customer care and Services

During 2010 activities were focused on reinforcing customer care service at Commercial Offices and through the Call Center ("CAT"). These sectors were affected by different resolutions issued by the ENARGAS during 2009.

Due to the fact that during 2010 no new high impact resolutions were issued, the following activities reflected a decrease compared to the previous year:

  27% decrease in commercial calls answered at the Call Center.

  2% decrease in customers care service at Cash desk at Commercial Offices

  7% decrease in customer care service regarding paperwork at Commercial Offices

During August 2010 the New Commercial System to manage the needs of commercial processes involving Large Customers was implemented.

At the beginning of 2010 the total technological renewal of the Company`s call center platform was awarded. The Company has been developing the project for the technological renewal since May 2010; this project is scheduled to be made during the first half of 2011.

8.7 Human Resources

Company headcount as of December 31, 2010 totals 1,038 employees, from which 5 of them belong to MetroENERGIA. MetroGAS continued prioritizing the redistribution of functions, the stability of personnel with seniority and a conservative handling of the budget.

Considering the variations in the cost of living and salary changes in the market, MetroGAS implemented an extraordinary payment of Ps. 2,000 to all the personnel in January and an average increase of 28.55% to all bargaining or non-bargaining unit personnel. This increase was granted in four stages during April, July, September and October.

Regarding health plans significant efforts were made to maintain medical service costs without deteriorating the level of professional service. Moreover, the corporate health plan encourages sport activities in order to lead a healthy life; that`s why the Company offers its employees medical advice and physical training with qualified professionals to participate in sporting activities. In fact, some Company personnel took part in a Solidarity Marathon.

Moreover, within the area of communication, the Company focused on operative security programs in order to strengthen working habits in compliance with the regulation in force. MetroGAS communicated security messages by means of specific signage at different locations, addressed activities to employees` children in order to get their involvement and raise their awareness as regards security in home gas installations and accompanied the team of the Security Program based on Behavior in different prevention initiatives with contractors. Besides, breakfast meetings with the personnel to discuss business issues between leaders and collaborators, were continued.

The Company supported the implementation of technological renewal projects by means of the communication and training areas, with the very responsibility of Change Management. In this way, it was easier to identify the roles and responsibilities of the personnel, the project`s communicational aspects and all the population involved in the implementation was trained on each specific module.

The Company prioritized the assignment of training resources to update knowledge on the operative maintenance of the network, with contents that aimed at inspectors` certification as regards welding techniques, certification of technicians who drive hydraulic cranes, updating of contractors in operation in confined spaces, electric risk and mains location. The personnel had access to activities regarding networks' design, simulation and construction, introductory concepts about security in high pressure systems and graphic location of mains. Moreover, all supervision technical groups participated in updating workshops on the current operating conditions of the distribution network.

Development activities were focalized on the Professional Training Program that dealt with management criteria of each area with workshops delivered by company experts, as well as with activities aimed at strengthening tasks pro-activity. On the other hand, the Leadership Program addressed to the group with lower experience, made it easier to learn some specific aspects such as problems planning, indicators and analyses. Besides, some individual training activities were carried out for people with key roles to support the operation.

As regards employment, the Company carried out external recruitment and internal search in order to fill essential vacancies for the continuity of the Company`s processes. It also encouraged internal rotation of personnel to make the most of individual potential and the recruitment of personnel for customer service and operative tasks in public spaces.

The Technical Training Center (CET) of Lavallol kept its commitment with the community and kept on training students from Technical Schools, Volunteer Firemen and brigade members from other bodies.

8.8 Health, Safety and Environment

During 2010, MetroGAS was able to maintain its improvement objective proposed by the "Security Program based on Behavior" ("Programa de Seguridad basado en Comportamientos") implemented in 2003. In an effort of continuous improvement, some measures were implemented in order to prevent accidents on the basis of observations made by its own staff as well as by contractors, together with awareness programs and training courses.

As regards the Management System of Security, Health and Environment certified under ISO standards 14001:2004 and OHSAS 18001:2007, some activities were carried out aimed at retaining the certification obtained through internal audits and an external audit carried out by Det Norske Veritas in November and December 2010. As a result of a high level of compliance, it was possible to get a recommendation to retain the certification for the said standards for the coming year.

Moreover, it is worth mentioning that MetroGAS has been recognized for its contribution as regards occupational risks prevention by the Honorable mention granted by the Latin American Association of Occupational Security and Hygiene ("Asociación Latinoamericana de Seguridad e Higiene en el Trabajo" (ALASEHT)).

8.9 Institutional Relationship

The Public Affairs department continued working to prevent the negative consequences resulting from all those incidents not related to the business itself aiming at generating political and public opinion conditions that may sustain MetroGAS` business along time. For such purpose, the Issues Management Monitoring methodology was updated.

Managerial actions tried to raise public awareness by means of communicational activities and institutional and community relationships in order to place MetroGAS as a responsible gas distributing company which renders a quality public service with a strong community and environmental commitment.

The Company was able to keep its high positive image levels in spite of the hard circumstances that it has been undergoing during the last years. In this way, and regarding the assessment of service companies, MetroGAS is the company with the highest positive projection (75% vs. 71% in December 2009) and it is one of the companies with the lowest negative image (only 4%). All this information has been provided by "Carlos Fara & Asociados" consulting agency according to the public opinion survey carried out in December 2010. It is important to point out that it is necessary to go back to December 2006 to find a similar positive value to the current one (77%). As regards service quality, the Company has achieved 77% of positive answers, 6 more points than in December 2009.

The voluntary reorganization procedure, winter supply problems, incidents caused by third parties on our mains in streets, schools or hospitals, and their resulting leaks, unsuccessful self-administered companies and the participation in third parties` projects, such as repairs at the Metropolitan airport, among many other events, were clear evidences of MetroGAS ability to solve all types of situations.

In spite of this complex context, MetroGAS deserved less press releases than in 2009 (643 against 902 from the previous year, according to the audit made by CIO) and it improved the proportion between positive articles and negative ones (negative articles decreased from 38 to 36%; informative ones-neutral- decreased from 53 to 46, and positive articles increased from 9 to 18, according to the previously mentioned audit).

Government relationships were focused on the National Congress and in the municipalities corresponding to our service area, whereas institutional relationships revolved mainly around the Gas Distributors Society ("ADIGAS"), the Professional Committee of Public Relations of the Argentine Republic, the IDEA Colloquium and the Argentine Institute of Petroleum and Gas ("IAPG").

The Company went deeper into the strategy of working on leaders in training. To this regard the Company focused on the organization of the first two public relations forums and on the support of think tanks and leaders such as the Political Action Network ("Red de Acción Política" or ("RAP")) and the Implementation Center of Public Policies for Equity and Growth ("Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento" or ("CIPPEC")).

8.10 Community Service Activities

In 2010, MetroGAS continued having an active presence in the community, in a direct way or by means of Fundación MetroGAS and its Corporate Volunteer Program.

There were many celebrations during Argentina`s bicentennial. Besides from sponsoring a theater play in the Abasto ("La Plebe"), MetroGAS reconnected the gas supply to the votive flame from Manuel Belgrano`s mausoleum at the "Convento de Santo Domingo" (Convent of Santo Domingo), actively collaborated with repair works at the "Teatro Colón" (Colón Theater) so that it could be reopened with an adequate heating on May 25, sponsored the "XII Congreso Iberoamericano de Academias de Historia" (XII Iberoamerican Congress of Academies of History) and also sponsored the activities to enhance the value of the "Bandera de Macha" (Macha Flag) which was exhibited at the "Museo Historico Nacional" (National Historical Museum).

Several of these activities were aligned with the local settlement program (specially carried out under the "Ley de Mecenazgo Cultural Porteño" (Law of Cultural patronage)) and with the project of recovering the memory of the gas industry.

Community relationships have been channeled through security training programs for "Defensa Civil" (Civil Defense), "Bomberos Voluntarios" (Volunteer Firemen), through the Federal , the Province and the Metropolitan police; through prevention of carbon monoxide related accidents (a diffusion campaign in Lomas de Zamora and an advertising campaign aiming at taking advantage of summer time in order to check gas devices).

Support to MetroGAS` Volunteers was focused on social activities carried out by our employees at Maternidad Sardá (restrooms at the mothers` residence were built with the money raised by selling Christmas cards at our commercial offices during 2009); on the support program at technical schools (some activities were carried out with schools No. 32 General San Martín and No. 11 Manuel Belgrano, and the sponsorship of the "Feria de Ciencias de TecnoSalud del GACBA" (Techno -Health Science Fair of the Government of the City of Buenos Aires) and the "Primeras Competencias Lego de tecnología y robótica" ( First Lego competitions of technology and robotics)); on activities at the therapeutic orchard of the Psychopathology Service of the "Hospital de Pediatría "Casa Cuna" Pedro Elizalde" , Quinquela Martín Museum; the children`s football school organized by priest Juan Gabriel Arias at "Natividad de María" church aiming at integrating kids from squatter settlements and shanty towns in this church`s neighborhood which is closed to the Company`s headquarters.

Finally, MetroGAS was honored by receiving an acknowledgment by the "Comisión Argentina de Homenaje a Luis Braille" (Argentine Committee in honor of Luis Braille) for its contribution to the integration of visually impaired people.

9. DIVIDEND POLICY

In the past, subject to the Company`s results and other relevant factors, the Board of Directors of MetroGAS recommended to pay dividends, during the last quarter of each year, on a temporary basis, and in case of the Ordinary Shareholder`s Meeting, the final dividend, within limits set by the Argentine Corporations Law and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to this date, the Company has maintained unappropriated accumulated deficit. For this reason, as from that moment on, there has been no distribution of dividends, and in the future, it will not be possible to distribute them unless all losses from previous fiscal years are covered, in compliance with what is stipulated by the Argentine Corporations Law.

In the same way, distribution of dividends in cash shall be conditioned to the indebtedness index of the Company until MetroGAS repays an amount of capital of at least U$S 75 million of Negotiable Bonds Series 1.

10. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2010 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	subscribed, registered and paid-in Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2010	569,171

The total number of Class "A" shares, representing 51% of the Company`s Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such percentage, 19% has been owned by Gas Argentino since the privatization process. The remaining 20% was sold at public offering and it is owned by approximately 1,172 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the Employee Stock Ownership Plan (-PPP-Programa de Propiedad Participada); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS, who continued working for the Company up to July 31, 1993, and who chose to participate in the above mentioned plan.

On March 6, 2008 the Company Board of Directors authorized to start with the corresponding duties to convert Class "C" shares to Class "B" shares requested by the Executive Committee of the PPP -"Programa de Propiedad Participada" (Employee Stock Ownership Plan) through note dated March 3, 2008. On May 21, 2008 the "Comisión Nacional de Valores" ("CNV"- Argentine National Securities Commission) notified MetroGAS that the transferability is subject to the presentation of the National Government Resolution approving the full payment of the outstanding balance of Class "C" shares acquisition price. The mentioned full payment was approved by the ME through Resolution No. 252 on August 22, 2008. On December 30, 2008 the Executive Committee of the PPP requested MetroGAS to postpone, until further notice, the process regarding the conversion of shares initiated before the CNV and the BCBA (Buenos Aires Stock Exchange).

On May 15, 2008 Gas Argentino received a communication by "Fondos Marathon", expressing their will to terminate the agreement to restructure the financial debt entered into by Gas Argentino on December 7, 2005, with all of its creditors, exercising the option contemplated in such agreement, which stated that any creditor was entitled to terminate the agreement if the corresponding approvals were not complied with.

As a result, many financial creditors issued claims against Gas Argentino including a petition for bankruptcy notified on May 11, 2009. Consequently on May 19, 2009, by decision of the Board of Directors, Gas Argentino requested to call for creditors` meeting. On June 8, 2009 the presiding judge approved the meeting of creditors, instructing the adjournment of patrimonial law suits against Gas Argentino.

The period for the verification of credits was ended, the trustee in bankruptcy submitted its individual report on credits and on February 2010, the Judge issued the resolution as regards the acceptance of verification requests.

By judicial resolution issued on August 9, 2010, it was decided to readjust the Reorganisation Proceeding schedule of Gas Argentino to the Reorganisation Proceeding schedule of MetroGAS. The exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) on the Company's Reorganisation Proceedings was extended to March 9, 2012, and was settled for March 2, 2012, at 12.00 noon the informative hearing and for February 10, 2012 the due date to publish the proposal.

Appeals against the before mentioned judicial resolution were presented by the creditors that claimed credits based on Negotiable Obligations and by the Audit Committee. The appeals were accepted by a resolution issued on August 19, 2010.

After the remedies were justified and the offenses were answered by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who confirmed the decision of first instance.

11. INCOME ALLOCATION PROPOSAL

The Company`s Board of Directors proposes to approve as the Board of Directors` fees the amount of Ps. 1,309 thousand, which were allocated to the result of fiscal year 2010, although the present fiscal year showed a loss, which was determined according to the CNV provisions.

Moreover, the Company`s Board of Directors proposes that the Shareholders` Meeting keeps in unappropriated retained earnings the net loss for fiscal year ended on December 31, 2010, that amounted to Ps. 71,697 thousand.

12. ACKNOWLEDGEMET

The Board of Directors would like to express its deepest appreciation to Company` personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and their confidence in MetroGAS.

Autonomous City of Buenos Aires, March 3, 2011.

Juan Carlos Fronza

President

Annex to the Annual Report

REPORT OF CORPORATE GOVERNANCE

FIELD OF APPLICATION OF THE CODE

  MetroGAS-Economic Group Relationship

  The Board of Directors informs that there are applicable policies regarding the relationship of the Company with the economic group as such and with its composing parties. In the same way, according to regulations in force, the Board of Directors approves and informs the CNV, (Argentine National Securities Commission), of those operations with related parties that involve relevant amounts (more than 1% of net assets according to the last accounting statements approved as long as it exceeds Ps. 300,000 thousand). In those cases, the Board of Directors requires the Audit Committee to state if the conditions of those operations can be reasonably considered appropriate regarding the normal and common conditions of the market.

  On the other hand, operations and balances with related companies are specified in the note to the quarterly and annual accounting statements.

  Inclusion in the Company`s Bylaws.

  The Board of Directors does not plan to incorporate the provisions of the Corporate Governance Code in the Company`s Bylaws, as both the above mentioned provisions and the general and specific responsibilities of the Board are included in the Company`s policies and in the Board of Directors' Rules of Procedures.

  The Company`s Bylaws do not contain rules regarding conflicts resulting from personal interests of the Directors. However, the Company counts on a Conduct Code and a Policy of Conflicts of Interests which ensure that directors are obliged to declare their personal interests related to decisions that are under their responsibility, in order to avoid conflicts of interests.

  FROM THE BOARD OF DIRECTORS IN GENERAL

  Responsible for the Company`s Strategy

  The Board of Directors is responsible for the Company`s management and approves general policies and strategies. Specifically, the Board of Directors approves the Company`s Objectives, the Strategic Plan and the Annual Budget.

  The Directorate Committee, led by the C.E.O and composed of the people in charge of each area of the Company, is responsible for the approval, among others, of the following policies: Operations with the Economic Group and Related Parties, Administration of Risks, Investments and Finance, Corporate Social Responsibility and the Training Program for Managerial Executives.

  Management Control

  The Directorate Committee, led by the C.E.O and composed of the people in charge of each area of the Company, controls the implementation of those strategies and policies.

  Additionally, the Board of Directors verifies the implementation of those strategies and policies, monitors the observance of the budget and of the plan of operations, and controls management performance, seeing that objectives are met.

  Internal Information and Control. Risks Management

The Company counts on policies of risks control and management, and these are continuously updated according to the best practices related to this matter; besides it counts on other policies that, with the same characteristic, aim at a regular follow up of the internal systems of information and control.

There are several methodologies followed by the Company for analyzing and assessing different kinds of risks:

  Rules for analyzing strategic risks

  Rules for assessing risks of financial information: Adopting the COSO-based Approach (implementation of criteria suggested by the SEC and the PCAOB). Tests on key controls to assess efficiency of internal control so as to provide information in a proper way.

  Anti-fraud Policies and Procedures: annual implementation of the methodology for assessing fraud risks.

  Development of the Annual Plan of Internal Audit: The areas to be audited are established on the basis of a risk analysis. This risk analysis includes aspects related to the observance of rules, effectiveness and efficiency of operations, etc.

  Policies and Procedures related to ISO Standards 9001/14001 and 18001 regarding quality risks, the environment and occupational safety.

The Board of Directors quarterly monitors the evolution of the Company`s risk.

  Audit Committee

In order to fulfill its duties The Audit Committee of the Company is organized according to the provisions of its Rules of Procedure approved by the Board of Directors.

The Audit Committee is composed of three independent directors who are nominated by a member of the Board of Directors.

  Number of Members of the Board of Directors.

  The Company`s Board of Directors is currently composed of 11 directors appointed by the Shareholders` Assembly, within the limits set by the Company`s Bylaws, the number of members is considered suitable according to the given present circumstances.

  The Board of Directors includes 5 independent directors and counts on the necessary committees to carry out its mission in an effective and efficient way.

  Composition of the Board of Directors

  The Board of Directors considers that it is not necessary, according to the present circumstances, to count on a policy related to the composition of the administrative body with former executives of the Company.

  Belonging to Different Companies.

  The Board considers that it is not necessary to limit the number of companies in which directors and / or members of the Supervisory Committee can participate in and perform their functions.

  Performance Assessment of the Board of Directors

  The Shareholders Assembly annually assesses the performance of the Board of Directors; it also approves the Annual Report in which the Board of Directors brings forward the results of its administration. Additionally, the Board of Directors will assess the possibility to perform its own-assessment in the future. For this purpose, it will previously develop a written document as a guide for such assessment and to establish the criteria to measure the said performance.

  Directors' Training and Development.

  The Directorate Committee is responsible for the approval of a Training Program for managerial executives.

  On the other hand, the Board of Directors annually approves a program of ongoing training for its members who are also members of the Audit Committee, aiming at keeping and updating their knowledge and skills. The Company considers that is it not necessary to have a Program of specific training for directors in general as all of them are highly experienced as regards the energetic market. However, the Board constantly assesses the training needs by carrying out all actions they deem appropriate in each opportunity.

  DIRECTORS' INDEPENDENCE

  Independent Directors

  The Board of Directors of the Company meets the criteria of Independence of directors and administrators set out in Chapter III Section 11 of the regulations of the CNV, consolidated text 2001.

  Appointment of Executive Managers

  The Board of Directors considers that it is necessary, when appointing executive managers, to uphold such appointment and to communicate it through the relevant mechanism of information.

  Proportion of Independent Directors

  The Company's policy is to keep a minimum of 3 independent directors in its Board of Directors. At present the Board of Directors counts on 5 independent directors appointed by the last Annual Shareholders' Assembly.

  Independent Directors' Meeting

  Exclusive meetings take place for independent directors who compose the Audit Committee.

  RELATIONSHIP WITH SHAREHOLDERS

  Briefings to Shareholders.

  The Company holds briefing sessions with shareholders, besides the assemblies.

  Response to Shareholders' concerns and questions

  The Company has a specific office to receive shareholders in order to respond to their concerns and questions, except for the ones that may affect the strategy or future plans of the Company.

  The Company issues regular reports on those matters it considers relevant so that shareholders, social bodies and control authorities may be well-informed.

  Participation of Minority Shareholders in the Assembly

  The Company adopts the necessary measures to encourage attendance and participation of minority shareholders in assemblies. Among other measures taken, the notice for calling a shareholders' meeting is published in several newspapers with national circulation, a copy of such notice is distributed among holders of ADS's (American Depositary Shares) and the accounting information to be considered by shareholders is made available to them, not only in writing but also through the Web page.

  Market of Corporate Control

  The Company`s Bylaws establishes that "The Company is not adhered to the optional statutory system for the mandatory acquisition of shares in public offering".

  Dividend Policy.

  The Company does not have a written policy regarding the distribution of dividends. However, until 2001 the Company paid dividends based on the results of each fiscal year, according to investment plans and financial obligations taken by the Company, all of this within a framework of financial prudence. At present, the Company has unappropriated accumulated deficit, for this reason the Board of Directors considers that given these circumstances it is not necessary to elaborate a policy on dividend payment .

  RELATIONSHIP WITH THE COMMUNITY

  Communication through Internet

  The Company has its own Website (www.metrogas.com.ar); it is of free access and provides updated information and information of interest to different users (customers, suppliers, investors and public in general) in an easy way and also receives questions from these users.

  Site Requirements

  The Company guarantees that all information provided by electronic means is protected by the highest standards of confidentiality and integrity aiming at keeping and registering such information.

  COMMITTEES

  Chairmanship of the Committee by an Independent Director

  The Audit Committee is wholly composed of independent directors being one of them its President.

  Members of the Supervisory Committee and/or External Auditors Rotation

  The Company counts on a policy regarding the rotation of partners of the auditing company, which establishes that those partners shall rotate every 5 years. On the other hand, the Company considers it is not necessary to set a policy either on the rotation of external auditors or of the members of the Supervisory Committee.

  The Audit Committee annually assesses the external auditors' suitability, independence and performance.

  Double Role as Member of the Supervisory Committee and External Auditor

  The Board of Directors considers it is not convenient that members of the Supervisory Committee act as external auditors or that they work for the company that supplies external audit services to the Company.

  System of Compensation

  The Board of Directors has appointed a Compensation Committee composed of 3 independent Directors and 2 of which are non-independent.

  The Company has not offered Employee Stock Option Plans.

  Appointment Commission and Corporate Governance

  The Board of Directors considers it is not necessary to have an Appointment Commission and Corporate Governance, as those functions are under the CEO's general responsibilities who counts on the cooperation of two managerial executives of the Company, the Human Resources Director and the Legal and Regulatory Affairs Director, respectively.

  On the other hand, both the appointments of managerial executives and all topics related to the corporate governance are dealt with by the Board of Directors as a whole.

  Anti-discrimination policy in the Composition of the Board of Directors.

The Company`s Code of Conduct, approved by the Board of Directors and also applicable to its members, contains provisions to avoid discrimination in all its forms.

Juan Carlos Fronza

President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have audited the accompanying balance sheet of MetroGAS S.A. as of December 31, 2010 and the related statements of operations, of changes in shareholders` equity and of cash flows for the year then ended and the complementary notes 1. to 15. and exhibits A, C, D, E, F, G and H. We have also audited the accompanying consolidated financial statements of MetroGAS S.A. and its subsidiary as of December 31, 2010, which are included therein as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company`s management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  The changes in the economic conditions in Argentina and the changes to the License under which the Company operates made by the Argentine National Government as mentioned in Note 2. to the consolidated financial statements, mainly related to the suspension of the original regime for tariff adjustments, have affected the Company`s economic and financial equation. Management is in the process of renegotiating certain terms of the License with the Argentine National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company has prepared projections with the aim of determining the recoverable value of the non-current assets, using assumptions based on the expected final outcome of the above-mentioned renegotiation process. We are not in a position to foresee whether the assumptions used by Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed their respective net book values.

  The adverse financial conditions that MetroGAS faces as a result of the situation mentioned in paragraph 3 led to MetroGAS' Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentina court on June 17, 2010, which was decreed by such court hearing the case on July 15, 2010. As mentioned in Note 9, this circumstance generated an event of default under the Negotiable Obligation Issue Program of the Company which automatically accelerates amortization of the outstanding balances of the financial debt. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations. We are not in a position to foresee the outcome of the voluntary reorganization or its impact on the Company`s operations.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, the accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertainties mentioned in paragraphs 3 and 4.

  In our opinion, subject to the effect of the possible adjustments and/or reclassifications on the financial statements that might be required for the resolution of the situations described in paragraphs 3. to 5. above:

  the financial statements of MetroGAS S.A. present fairly, in all material respects, its financial position at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in Argentina;

  the consolidated financial statements of MetroGAS and its subsidiary, present fairly, in all material respects, its financial consolidated position at December 31, 2010, and the consolidated results of its operations and its consolidated cash flows for the year then ended, in accordance with accounting principles generally accepted in Argentina.

  The December 31, 2009 balances in the individual and consolidated financial statements were presented for comparative purposes and were audited by us, on which we issued our auditors report on March 5, 2010 with qualifications due to circumstances similar to those described in paragraph 3 and 5. of this report, and to the uncertainty about the Company`s ability to meet its financial commitments.

  In compliance with current regulations we report that:

  The financial statements of MetroGAS S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and comply, as regards those matters that are within our competence, with the Commercial Companies Law and the pertinent resolutions of the National Securities Commission;

  The financial statements of MetroGAS S.A. arise from accounting records carried in all formal respects in accordance with current regulations;

  We have read the summary of activity, on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 3. to 5.;

  We have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires;

  At December 31, 2010, the debt of MetroGAS S.A. accrued in favor of the Integrated Social Security System according to the Company`s accounting records amounts to $5,366,482, none of which was claimable at that date.

Buenos Aires, Argentina

March 3, 2011

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

Fiscal year No. 19 commenced January 1, 2010

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2010

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2010	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders` Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders` Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders` Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2010	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

December 31,	
	2010	2009
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 4 a))	49,559	63,562
Investments (Exhibit D))	261,789	64,723
Trade receivables, net (Note 4 b))	207,305	168,455
Other receivables (Note 4 c))	13,319	14,374
Inventories, net (Note 4 d))	4,592	3,834
Total current assets	536,564	314,948
NON-CURRENT ASSETS		
Investments (Exhibit D))	668	371
Other receivables (Note 4 e))	250,791	221,986
Fixed assets, net (Exhibit A)	1,722,877	1,688,430
Total non-current assets	1,974,336	1,910,787
Total assets	2,510,900	2,225,735
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 f))	307,824	238,050
Financial debt (Note 4 g))	-	82,777
Payroll and social security payable	29,245	23,052
Taxes payable (Note 4 h))	37,699	56,219
Other liabilities	9,195	8,080
Total debts	383,963	408,178
Provision for contingencies (Exhibit E)	79,098	70,776
Total current liabilities	463,061	478,954
NON-CURRENT LIABILITIES		
Financial debt (Note 4 i))	-	837,857
Taxes payable	-	9,977
Reorganization liability (Note 4 j))	1,220,331	-
Total non-current liabilities	1,220,331	847,834
Total liabilities	1,683,392	1,326,788
MINORITY INTEREST	1,604	1,346
SHAREHOLDERS' EQUITY	825,904	897,601
Total	2,510,900	2,225,735

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

AS OF DECEMBER 31, 2010 AND 2009

METROGAS S.A.

December 31,	
	2010	2009
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	1,122,328	1,074,227
Operating cost (Exhibit F)	(809,188)	(769,584)
Gross profit	313,140	304,643
Administrative expenses (Exhibit H)	(123,831)	(97,659)
Selling expenses (Exhibit H)	(132,837)	(112,898)
Operating income	56,472	94,086
Financing and holding results generated by assets		
Holding results	5,115	2,779
Discount of long term other receivables result	(34,293)	(1,482)
Interest on commercial operations	4,874	9,531
Interest on financial operations	311	1,733
Exchange gain (loss) on commercial operations	815	(747)
Exchange (loss) gain on financial operations	(2,651)	2,263
Financing and holding results generated by liabilities		
Interest on commercial operations	(495)	316
Interest on financial operations	(33,137)	(69,717)
Discount of long term financial debt result	(48,003)	(18,524)
Exchange loss on commercial operations	(706)	(1,859)
Exchange loss on financial operations	(35,380)	(87,610)
Others	(3,191)	(7,469)
Other income net	6,005	8,048
Minority interest	(258)	(298)
Loss before income tax	(84,522)	(68,950)
Income tax (Note 3.5.h))	12,825	(9,392)
Net loss for the year	**(71,697)**	**(78,342)**
Basic loss per share (Note 3.6.)	(0.13)	(0.14)
Diluted loss per share (Note 3.6.)	(0.13)	(0.14)

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 AND 2009

METROGAS S.A.

December 31,	
	2010	2009
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(71,697)	(78,342)
Financial debt interest expense accrued during the year	33,137	69,717
Income tax accrued during the year	(12,825)	9,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	258	298
Depreciation of fixed assets	74,421	71,331
Net book value of fixed assets retired	1,574	(243)
Allowance for doubtful accounts	6,973	8,174
Allowance for inventory obsolescence	43	167
Allowance for disposal of fixed assets	8,581	7,439
Contingency provision	9,464	10,445
Materials consumed	3,966	8,009
Exchange differences on financial operations	35,380	87,610
Discount of long term financial debt result	48,003	18,524
Discount of long term other receivables result	34,293	1,482
Other financial results	(2,565)	-
Changes in assets and liabilities		
Trade receivables	(45,823)	(2,467)
Other receivables	(32,111)	(26,923)
Inventories	(4,679)	(8,244)
Non current investments	(297)	(52)
Accounts payable	206,527	77,729
Payroll and social security payable	9,727	4,742
Taxes payable	13,598	(1,565)
Other liabilities	1,140	1,768
Contingency provision	(1,142)	(401)
Income tax paid for the year	(13,741)	(7,162)
Net cash provided by operating activities	302,205	251,428
Cash flow used in investing activities		
Increase in fixed assets	(119,111)	(105,756)
Net cash used in investing activities	(119,111)	(105,756)
Cash flow used in financing activities		
Payment of loans	(31)	-
Loans	-	31
Interest paid for the year	-	(70,574)
Net cash used in financing activities	(31)	(70,543)
Increase in cash and cash equivalents	183,063	75,129
Cash and cash equivalents at the beginning of the year	128,285	53,156
Cash and cash equivalents at the end of the year	311,348	128,285

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEAR ENDED 31, 2010 AND 2009

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its unaudited consolidated interim balance sheets line by line as of December 31, 2010 and 2009 as well as its statements of operations and cash flows for the year ended as of such dates with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY`S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8 to the primary financial statements.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY`S BUSINESS (Contd.)

Although on October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by the Public Emergency Law No. 25,561, we subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09, the Company tariffs have been frozen for twelve years. The tariff schedule resulting from the Transition Agreement has yet not been approved by the ENARGAS (Ente Nacional Regulador del Gas) and is still being reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither the MPFIPS nor the ENARGAS have granted to MetroGAS the pass trough to tariffs of the municipal levies, contributions and other charges, which significantly and increasingly impact on our cash flow generation. It is worth mentioning that all of the increases granted for all customer categories that the Company has invoiced to its customers have had no effect on its income as the Company has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas price increases from producers and to pay for the natural gas imports to cope with the internal demand. Moreover, for the past twelve years when the Company has operated with frozen tariffs it has not received any subsidies from the Government. From 2001 until today, operating costs have been increased more than 281%.

During the past twelve years, since the distribution tariffs have been frozen, and despite no changes have been made, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006, which the Company has been promptly following.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments nor the funds to pay its commercial and fiscal obligations.

It is worth noting that MetroGAS is fully operational and maintains the quality of its services.

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522.

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 9 to the primary financial statements).

On the same date, through Resolution ENARGAS No. I-1,260, MetroGAS was notified that for the following 120 days MetroGAS would continue managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") and, consequently, appointed Antonio Gómez as MetroGAS`s Interventor, following the decision made by MetroGAS Board of Directors to file for reorganization proceedings under Argentine Law.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS`s activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS` assets transferred by the Executive Power through Decree No. 2,459/92 and those added at a later date.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY`S BUSINESS (Contd.)

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

On October 18, 2010, MetroGAS was notified of the ENARGAS Resolution No. I-1431, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 14, 2011, MetroGAS was notified of Resolution ENARGAS No. I-1,612, which solve to extend the intervention for 120 calendar days more.

MetroGAS` Consolidated Interim Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of these financial statements, it is not possible to predict the outcome of the voluntary reorganization proceeding (concurso preventivo). The above mentioned circumstances raise substantial doubt about the Company`s ability to continue as a going concern. However, the Company`s Consolidated Interim Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV"), assuming that the Company will continue as a going concern. However, the Company`s Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation impact stage.

3.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2010 and 2009.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2009 and results for the year ended as of such dates disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the financial statements for the year ended December 31, 2009 were reclassified for presentation on a comparative basis with those for the current year.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management`s collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

g) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2010 and 2009 amounted to Ps. 6,347 thousand and to Ps. 4,983 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

h) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Total
	Thousand of Ps.
Balances as of December 31, 2009	13,468	20,788	25,296	9,058	35	68,645
Movements of the year	(8,479)	2,209	3,200	12,222	12	9,164
Balances as of December 31, 2010	4,989	22,997	28,496	21,280	47	77,809

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)
Movements of the year	(151)	17,208	3,346	20,403
Balances as of December 31, 2010	(9,478)	-	3,507	(5,917)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 4,989 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Net deferred assets derived from the information included in the preceding tables amount to Ps. 42,271 thousand and Ps. 71,838 thousand at the beginning and at the end of the year.

Below is the reconciliation between income tax (credit) / charged in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax (credit) / charged in results and the income tax determined for fiscal purpose:

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount, at nominal values, to Ps. 249 million at the end of the year and Ps. 263 million, at the beginning of the year. The difference of Ps. 14 million would have impacted in the result of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

i) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company`s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum notional income tax which amounts to Ps. 21,066 thousand at the end of the year.

j) Severance pay

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

l) Reorganization liability

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

m) Contingency provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company`s legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of operations accounts

Statements of operations accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3. to consolidated financial statements.

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2010 and 2009, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

December 31,	
	2010	2009
	Thousands of Ps.	
Assets		
Current assets		
a) Cash and deposits in banks		
Cash	938	350
Banks	45,824	60,510
Collections to be deposited	2,797	2,702
	49,559	63,562
b) Trade receivables, net		
Trade accounts receivable	146,360	144,127
Unbilled revenues	31,829	16,616
Receivables from sales on behalf third parties	47,363	24,717
Tax on banking transactions to be recovered	6,004	4,591
Related companies (Note 6)	442	389
PURE	(2,797)	(4,607)
Allowance for doubtful accounts (Exhibit E)	(21,896)	(17,378)
	207,305	168,455
c) Other receivables		
Other advances	6,827	4,564
Insurance and other prepaid expenses	3,671	4,564
Receivables from taxes and social security	1,422	4,323
Other receivables	1,399	923
	13,319	14,374
d) Inventories, net		
Warehouse materials	6,343	5,669
Allowance for inventory obsolescence (Exhibit E)	(1,751)	(1,835)
	4,592	3,834
Non-current assets		
e) Other receivables		
Deferred tax assets		
Deferred income tax assets (Note 3.5 h))	71,838	42,271
Receivables for minimum notional income tax (Note 3.5 i))	80,848	66,296
	152,686	108,567
Study, revision and inspection of works in public space levy to be recovered GCABA (Note 8.4.5. to the primary financial statements)	60,407	49,990
Occupancy of public space levy to be recovered (Note 8.4.5. to the primary financial statements)	83,168	74,063
Sundry	16	281
Others (Fair Value Discount)	(45,486)	(10,915)
	250,791	221,986

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

December 31,	
	2010	2009
	Thousands of Ps.	
Liabilities		
Current liabilities		
f) Accounts payable		
Gas and transportation	107,857	69,594
Other purchases and services	85,949	74,159
Related companies (Note 6)	37,594	15,962
Payables from sales on behalf third parties	8,997	24,229
Trust Funds	67,427	54,106
	307,824	238,050
g) Financial debt (Note 9 to the primary financial statements)		
Negotiable obligations (face value) (Exhibit G)	-	81,774
Interest and other expenses payable to foreign financial institutions (Exhibit G)	-	972
Bank overdraft with financial institutions	-	31
	-	82,777
h) Taxes payable		
Value added tax	6,796	11,328
Occupancy of public space levy	89	7,974
GCABA study, revision and inspection of works in public space levy	4,889	13,217
CNG tax	3,464	5,209
Income tax	18,332	12,823
Turnover tax	2,325	313
Other taxes	1,804	5,355
	37,699	56,219
i) Financial debt (Note 9 to the primary financial statements)		
Negotiable obligations (face value) (Exhibit G)	-	887,022
Negotiable obligations (fair value discount)	-	(49,165)
	-	837,857
j) Reorganization liability		
Accounts payable	109,373	-
Financial debt (Exhibit G)	1,034,556	-
Payroll and social security payable	3,534	-
Taxes payable	45,461	-
Related companies (Note 6)	27,380	-
Other liabilities	27	-
	1,220,331	-
Statements of Income		
k) Sales		
MetroGAS's gas sales	604,269	603,968
MetroENERGíA's sales on own behalf	221,184	184,354
MetroGAS's transportation and distribution services	189,857	177,740
MetroGAS's other sales	46,145	43,475
MetroGAS's processed natural gas sales	48,785	48,801
MetroENERGíA's selling commission	12,088	15,889
	1,122,328	1,074,227

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% and 4.00% as of December 3, 2010 and 2009, respectively; 2) time deposits at an annual average rate in dollars of 0.19% and 0.25% as of December 31, 2010 and 2009, respectively; and at an annual average rate in pesos of 11.13% and 9.75% as of December 31, 2010 and 2009 and 3) mutual funds with an average annual yield of 4.6% and 5.7% as of December 31, 2010 and 2009, respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company`s Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2010, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. (in 2009) and YPF S.A. (in 2009 and 2010).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2010 and 2009 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-10
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR: ANNUAL RATE (1)	FOR THE YEAR: AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	554	-	76,156	24,290	-	2.0%	1,418	25,708	50,448
High pressure mains	277,302	-	17,010	-	294,312	175,176	-	2.22% to 10%	10,284	185,460	108,852
Medium and low pressure mains	1,641,676	-	90,705	(11,849)	1,720,532	507,240	(5,123)	1.19% to 10%	38,678	540,795	1,179,737
Pressure regulating stations	63,973	-	1,319	(39)	65,253	35,847	(32)	4% to 12.5%	2,127	37,942	27,311
Consumption measurement installations	342,041	-	6,586	(2,957)	345,670	139,416	(1,455)	2.85% to 5%	12,817	150,778	194,892
Other technical installations	49,814	-	921	-	50,735	41,384	-	6.67%	2,509	43,893	6,842
Machinery, equipment and tools	27,583	-	728	-	28,311	25,589	-	6.67% to 20%	415	26,004	2,307
Computer and telecommunications equipment	158,978	-	10,594	(224)	169,348	150,489	(219)	5% to 50%	4,167	154,437	14,911
Vehicles	10,393	-	1,303	(710)	10,986	8,258	(710)	10% to 20%	830	8,378	2,608
Furniture and fixtures	5,461	-	5	-	5,466	5,444	-	10% to 20%	9	5,453	13
Materials	8,277	18,415	(16,235)	(609)	9,848	-	-	-	-	-	9,848
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	84,915	97,321	(112,441)	-	69,795	-	-	-	-	-	69,795
Advances to fixed assets suppliers	370	3,375	(3,300)	-	445	-	-	-	-	-	445
Subtotal	2,764,100	119,111	(2,251)	(16,388)	2,864,572	1,113,133	(7,539)	-	73,254	1,178,848	1,685,724
Distribution network extensions constructed by third parties	63,372	-	2,891	(2)	66,261	13,128	-	1.82% to 2.38%	1,302	14,430	51,831
Offsetting item for distribution network extensions	(5,329)	-	(640)	-	(5,969)	(527)	-	2% to 2.38%	(135)	(662)	(5,307)
Allowance for obsolescence of materials (Exhibit E)	(529)	(88)	-	2	(615)	-	-	-	-	-	(615)
Allowance for disposal of fixed assets (Exhibit E)	(7,450)	(8,581)	-	7,275	(8,756)	-	-	-	-	-	(8,756)
Total as of December 31, 2010	2,814,164	110,442	-	(9,113)	2,915,493	1,125,734	(7,539)	-	74,421	1,192,616	1,722,877

Total as of December 31, 2009	2,723,708	98,317	-	(7,861)	2,814,164	1,062,507	(8,104)	-	71,331	1,125,734	1,688,430

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

ISSUER	FACE VALUE	QUANTITY	LISTED PRICE AS OF 12-31-10	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF 12-31-10	BOOK VALUE AS OF 12-31-09
		Thousands	Ps.	Thousands of Ps.		
CURRENT INVESTMENTS						
Government Securities						
National Government bonds (BODEN 2012)	1.4	2	1.0000	2	2	21
Units of mutual funds						
Fima Premium - Clase B	-	11,791.8	1.36723	-	16,122	6,680
Optimum CDB Pesos - Clase B	-	2,465.9	2.06563	-	5,094	-
Goal Pesos - Clase B	-	19,893.7	3.2807	-	65,266	51,820
Goal Capital Plus - Clase B	-	11,815.9	1.6130	-	19,059	-
Bank deposits						
Saving account	63	1	-	63	63	53
Time deposits	156,183	-	-	156,183	156,183	6,149
TOTAL CURRENT INVESTMENTS					261,789	64,723
NON CURRENT INVESTMENTS						
Units of mutual funds						
RJ Delta Ahorro - Clase B	-	233.7	1.76348	-	412	371
Schroder Argentina	-	163.9	1.56141	-	256	-
TOTAL NON CURRENT INVESTMENTS					668	371
Total					262,457	65,094

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

ALLOWANCES

MAIN ACCOUNT	12-31-10				12-31-09
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.				
Deducted from assets					
For doubtful accounts	17,378	6,973 (1)	(2,455)	21,896	17,378
For obsolescence of materials					
Inventories	1,835	(45) (2)	(39)	1,751	1,835
Fixed assets	529	88	(2)	615	529
For disposal of fixed assets	7,450	8,581 (3)	(7,275)	8,756	7,450
Valuation allowance on minimum presumed income tax	21,066	-	-	21,066	21,066
Total	48,258	15,597	(9,771)	54,084	48,258
Included in liabilities					
For contingencies					
Executive proceedings	14,340	7,690	(196)	21,834	14,340
Turnover tax GACBA	6,978	9,692	-	16,670	6,978
Rates and charges	21,259	1,067	-	22,326	21,259
Fines GACBA	837	1,578	-	2,415	837
Interpretation disagreements with the Regulatory Authority	22,658	(13,489)	-	9,169	22,658
Others	4,704	2,926	(946)	6,684	4,704
Total contingencies	70,776	9,464 (4)	(1,142)	79,098	70,776

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

MAIN ACCOUNT	12-31-10				12-31-09	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS						
CURRENT ASSETS						
Cash and banks						
Cash	US$	29	3.9360	114	30	113
	LBE	4	6.0492	24	4	24
	Euros	3	5.2191	16	3	16
	Real	5	2.3200	12	3	6
	Canadian dollars	-	3.9270	-	1	4
	Russian rublo	-	0.1316	-	8	1
Banks	US$	2,682	3.9360	10,556	606	2,279
	Euros	1	5.2191	5	-	-
Investments	US$	38,037	3.9360	149,714	315	1,184
Trade receivables	US$	13,865	3.9360	54,573	11,723	44,078
Other receivables	US$	495	3.9360	1,948	445	1,673
Total Current Assets				216,962		49,378
TOTAL ASSETS				216,962		49,378
LIABILITIES						
CURRENT LIABILITIES						
Accounts payable	US$	11,363	3.9760	45,179	10,991	41,766
	Euros	2	5.2726	11	50	273
	LBE	27	6.1187	165	22	135
Financial debts						
Negotiable obligations (face value)	US$	-	3.9760	-	21,085	80,121
	Euros	-	5.2726	-	303	1,653
Interest and other expenses payable to foreign financial institutions	US$	-	3.9760	-	23	88
	Euros	-	5.2726	-	162	884
Total Current Liabilities				45,355		124,920
NON-CURRENT LIABILITIES						
Financial debts						
Negotiable obligations (face value)	US$	-	3.9760	-	196,016	744,860
	Euros	-	5.2726	-	26,070	142,162
Reorganization liability						
Accounts payable	US$	12	3.9760	48	-	-
Financial debt	US$	225,022	3.9760	894,688	-	-
	Euros	26,527	5.2726	139,868	-	-
Total Non-Current Liabilities				1,034,604		887,022
TOTAL LIABILITIES				1,079,959		1,011,942

US$: United States Dollars

LBE: Pounds Sterling

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

MAIN ACCOUNT	12-31-10						12-31-09
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	4,509	44,953	-	44,818	38,318	132,598	106,022
Social security contributions	1,838	13,554	-	11,102	12,007	38,501	29,986
Directors´and members of Surveillance committee fee	-	-	-	1,309	-	1,309	1,082
Fees for professional services	-	549	-	12,908	203	13,660	7,113
Sundry materials	-	4,400	-	-	-	4,400	4,480
Fees for sundry services	-	16,232	-	974	13,732	30,938	27,709
Postage, telephone and fax	-	721	-	1,337	10,037	12,095	9,946
Leases	-	131	-	2,863	1,303	4,297	3,075
Transportation and freight charges	-	-	-	1,206	-	1,206	790
Office materials	-	574	-	1,322	170	2,066	1,957
Travelling expenses	-	397	-	347	88	832	750
Insurance premium	-	-	-	3,467	-	3,467	2,949
Fixed assets maintenance	-	30,637	-	10,460	90	41,187	32,752
Fixed assets depreciation	-	68,965	-	5,456	-	74,421	71,331
Taxes, rates and contributions	-	2,319	35	16,050	42,146	60,550	47,121
Publicity	-	-	-	-	1,053	1,053	1,967
Doubtful accounts	-	-	-	-	6,973	6,973	8,174
Bank expenses and commissions	-	-	-	223	6,481	6,704	6,386
Contingencies reserve	-	-	-	9,464	-	9,464	10,445
Others	-	2,787	-	525	236	3,548	9,453
Total as of December 31, 2010	6,347	186,219	35	123,831	132,837	449,269	383,488
Total as of December 31, 2009	4,983	167,908	40	97,659	112,898	383,488

EXPENSES INCURRED

METROGAS S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2009

December 31,	
	2010	2009
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 4 a))	45,243	50,289
Investments (Exhibit D))	240,573	58,043
Trade receivables, net (Note 4 b))	149,115	122,211
Other receivables (Note 4 c))	12,858	11,481
Inventories, net (Note 4 d))	4,592	3,834
Total current assets	452,381	245,858
NON-CURRENT ASSETS		
Other receivables (Note 4 e))	250,352	220,948
Investments (Exhibit C)	25,540	26,018
Fixed assets, net (Exhibit A)	1,722,877	1,688,430
Total non-current assets	1,998,769	1,935,396
Total assets	2,451,150	2,181,254
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 f))	254,273	198,488
Financial debt (Note 4 g))	-	82,777
Payroll and social security payable	28,988	22,857
Taxes payable (Note 4 h))	33,361	52,841
Other liabilities	9,195	8,080
Total debts	325,817	365,043
Provision for contingencies (Exhibit E)	79,098	70,776
Total current liabilities	404,915	435,819
NON-CURRENT LIABILITIES		
Financial debt (Note 4 i))	-	837,857
Taxes payable	-	9,977
Reorganization liability(Note 4 j))	1,220,331	-
Total non-current liabilities	1,220,331	847,834
Total liabilities	1,625,246	1,283,653
SHAREHOLDERS' EQUITY (as per related statements)	825,904	897,601
Total	2,451,150	2,181,254

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF OPERATIONS

December 31,	
	2010	2009
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	903,368	878,852
Operating cost (Exhibit F)	(655,264)	(643,243)
Gross profit	248,104	235,609
Administrative expenses (Exhibit H)	(123,363)	(97,240)
Selling expenses (Exhibit H)	(121,667)	(102,434)
Operating income	3,074	35,935
Equity in income of controlled company	26,129	31,582
Financing and holding results generated by assets		
Holding results	3,453	2,270
Discount of long term other receivables result	(34,293)	(1,482)
Interest on commercial operations	4,899	9,568
Interest on financial operations	279	1,587
Exchange (loss) gain on financial operations	(2,652)	2,283
Financing and holding results generated by liabilities		
Interest on commercial operations	(486)	334
Interest on financial operations	(33,135)	(69,716)
Discount of long term financial debt result	(48,003)	(18,524)
Exchange loss on comercial operations	(285)	(420)
Exchange loss on financial operations	(35,380)	(87,610)
Others	2,078	(2,509)
Other income net	12,693	13,409
Loss before income tax	(101,629)	(83,293)
Income tax (Note 3.5.i))	29,932	4,951
Net loss for the year	**(71,697)**	**(78,342)**
Basic loss per share (Note 3.6.)	**(0.13)**	**(0.14)**
Diluted loss per share (Note 3.6.)	**(0.13)**	**(0.14)**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS` EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

December 31,	
	2010	2009
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the year	(71,697)	(78,342)
Financial debt interest expense accrued during the year	33,135	69,716
Income tax accrued during the year	(29,932)	(4,951)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(26,129)	(31,582)
Depreciation of fixed assets	74,421	71,331
Net book value of fixed assets retired	1,574	(243)
Allowance for doubtful accounts	5,921	5,618
Allowance for inventory obsolescence	43	167
Allowance for disposal of fixed assets	8,581	7,439
Contingency provision	9,464	10,445
Materials consumed	3,966	8,009
Exchange differences on financial operations	35,380	87,610
Discount of long term financial debt result	48,003	18,524
Discount of long term other receivables result	34,293	1,482
Other financial results	(2,565)	-
Changes in assets and liabilities		
Trade receivables	(32,825)	2,497
Other receivables	(35,142)	(27,569)
Inventories	(4,679)	(8,244)
Accounts payable	192,538	69,023
Payroll and social security payable	9,665	4,658
Taxes payable	23,702	11,411
Other liabilities	1,142	1,769
Contingency provision	(1,142)	(401)
Minimum presumed income tax paid for the year	(7,698)	(2,734)
Net cash provided by operating activities	270,019	215,633
Cash flow used in investing activities		
Increase in fixed assets	(119,111)	(105,756)
Dividends collected from MetroENERGÍA	26,607	20,654
Net cash used in investing activities	(92,504)	(85,102)
Cash flow used in financing activities		
Loans	-	31
Payment of loans	(31)	-
Interest paid for the year	-	(70,574)
Net cash used in financing activities	(31)	(70,543)
Increase in cash and cash equivalents	177,484	59,988
Cash and cash equivalents at the beginning of the year	108,332	48,344
Cash and cash equivalents at the end of the year	285,816	108,332

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY`S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS` controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - REORGANIZATION PROCEEDING

Given the adverse conditions the Company is currently undergoing, arisen from the lack of the increase in the distribution tariff, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding with the National Court on Commercial Matters No. 26, Clerk of the Court Office No. 51, Case No. 056.999. On July 15, 2010, the Court admitted the reorganization proceeding. Among the relevant measures, the following may be pointed out: a) the end of the proof of claim period fixed originally for February 21, 2011, and later brought forward by a judicial order to November 10, 2010; b) the deadline for MetroGAS to establish creditor`s categories, fixed originally for September 20, 2011, and later brought forward by a judicial order to April 20, 2011 and c) the deadline for the exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) fixed originally for August 21, 2012, and later brought forward by a judicial order to March 9, 2012. The Company`s Shareholders Meeting held on August 2, 2010 ratified the decision made by the Board of Directors.

NOTE 2 - REORGANIZATION PROCEEDING (Cont.)

The filing for a reorganization proceeding gives rise to, among other effects:

  unsecured debts due or undue for services rendered prior to the filing for the reorganization proceeding shall be subject to the case procedure, and therefore shall not be paid up to the date set in the ultimately agreed proposal.

  the suspension of interest payments, and

  the impossibility of filing for new legal actions against the Company for causes or claims prior to the filing date, as well as of carrying on of pending actions.

The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proof of claim, have been displayed in the current financial statement under a category identified as "Reorganization Liabilities" included in the long-term liabilities, given the mentioned suspension of the deadlines and the ordinary conditions foreseen for the conclusion of the reorganization proceeding. The mentioned category includes commercial, tax, financial and social debts among others.

As of the date of issuance of these financial statements, the term for verification of credits has ended as well as the period for credits` observance, and the report of Article 35 from the Bankruptcy Law has been issued, being pending the resolution of Article 36 of the same law (court resolution about the origin of the said credits, scheduled for April 6, 2011), without detriment to that it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company`s results and operations.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV, assuming that the Company will continue as a going concern. However, the Company`s Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of December 31, 2010 and 2009.

The rate used for restatement of items was the Internal Wholesale Price Index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balance as of December 31, 2009 and results for the year ended December 31, 2009 disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

c) Short-term investments

National Government Bonds ("BODEN") were valued at their nominal value plus interest accrued at the end of the year.

Units in mutual funds were valued at their market value at the end of the year.

Saving accounts deposits and time deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each year.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management`s collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued through year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

g) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2010 and 2009 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2010 and 2009 amounted to Ps. 6,347 thousand and to Ps. 4,983 thousand.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Total
	Thousand of Ps.
Balances as of December 31, 2009	13,468	19,808	25,296	9,058	211	67,841
Movements of the year	(8,479)	2,611	3,200	12,222	(25)	9,529
Balances as of December 31, 2010	4,989	22,419	28,496	21,280	186	77,370

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2009	(9,327)	(17,208)	161	(26,374)
Movements of the year	(151)	17,208	3,346	20,403
Balances as of December 31, 2010	(9,478)	-	3,507	(5,971)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 4,989 thousand at the end of the year. That tax loss carry forward can be offset against profits for future years expiring in 2014.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 41,467 thousand and Ps. 71,399 thousand at the beginning and at the end of the year, respectively.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount at nominal values to Ps. 249 million at end of the year and Ps. 263 million at the beginning of the year. The difference of Ps. 14 million would have impacted in the result of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company`s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum notional income tax which amounts to Ps. 21,066 thousand at the end of the year.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

l) Reorganization liability

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at year-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company`s legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

o) Shareholders` equity accounts

Movements in shareholders` equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders` equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at December 31, 2010 and 2009, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 3.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% and 4.00% as of December 31, 2010 and 2009, respectively; 2) time deposits at an annual average rate in dollars of 0.19% and 0.25% as of December 31, 2010 and 2009, respectively; at an annual average rate in pesos of 11.13% and 9.75% as of December 31, 2010 and 2009, respectively, and 3) mutual funds at an annual average rate of 6.0% and 5.8% as of December 31, 2009.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo) (See Note 2), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company`s Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of December 31, 2010, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. (in 2009) and YPF S.A. (in 2009 and 2010).

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2010 and 2009 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company`s property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company`s business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS` jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

During the present fiscal year and based on the Consumer Protection Act, Chamber K of the Civil Court made MetroGAS responsible for an irregularity in an internal installation without taking into account neither the regulatory framework in force nor the precedent case law as regards this matter. The Company applied for an extraordinary appeal before the National Supreme Court besides giving due notice to the ENARGAS.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company`s performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Sale, assignment or transfer of the Company`s essential assets or encumbrances thereon without ENARGAS` prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS` prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS` prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS` tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

As a result of the measures adopted, mentioned in Note 2 to the consolidated financial statements, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company`s control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company`s activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although MetroGAS strictly complied with the submittance of all information required, and the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government the process is still delayed being not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was consecutively extended up to December 31, 2011. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

Although several draft copies with proposals have been exchanged with the UNIREN during the last years, the Company has not been able to reach a definite agreement, among other reasons, because the Government strictly requires that the Company`s direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and , that the Company grants an indemnity to the National State regarding any measure, decision or ruling which may imply an economic compensation, claim for damages or indemnity, whatever nature , based on or related to the facts or measures stipulated as from the emergency situation established by Law 25,561 and/or the cancellation of the PPI as regards the License agreement . Among the relevant issues where no consensus was reached in order to move forward in the process of subscribing a letter of understanding, we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still fostering negotiations to reach an agreement contemplating tariffs increases which may allow the Company to make a proposal to its creditors and put an end to the legal proceedings the Company is involved in, thus restoring the business feasibility. According to the Company`s legal advisors, a letter of understanding with the characteristics of the one sent by the UNIREN has to be authorized by the judge in charge of the judicial proceeding.

On September 22, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder`s Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25%.

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management Control dependent on the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS"). On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. Unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders.

Although ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement, on June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund destined to the construction of infrastructure works, during 2010, MetroGAS, complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. On March 22, 2010 the Letter of Understanding ("Memorando de Entendimiento") subscribed by both parties was sent to the ENARGAS and the MPFIPyS.

During 2010, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company`s vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09 .

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company`s constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1,260 issued on June 17, 2010, ENARGAS notified MetroGAS that the Company would be under the supervision of Ing. Antonio Gomez, an ENARGAS-appointed Supervisor ("Interventor") for the term of 120 days. This measure ordered by ENARGAS followed the decision reached by the Board of Directors of MetroGAS as to the filing for a reorganization proceeding.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS`s activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS` assets transferred by the PEN through Decree No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1,260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

On October 18, 2010, MetroGAS was notified of the ENARGAS resolution No. I-1,431, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 14, 2011, MetroGAS was notified of Resolution ENARGAS No. 1,612, which solve to extend the intervention for 120 calendar days more.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company`s operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in October 2010.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations` confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies`

nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

As regards CNG stations, ENARGAS Resolution No. 1,174/10 extended until April, 30, 2011 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5000 m3 for them to guarantee the ordinary CNG supply to customers (thus increasing by 2000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for CNG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

On September 30, 2010 ENARGAS Resolution No. 1,410/10 was published in the Official Gazette; it approved the new Procedure for Gas Applications, Confirmations and Control that shall be complied with by the different acting parties within the natural gas industry, including natural gas distributors. This Resolution made an impact on daily nominations, transportation and distribution of natural gas. Since October 30, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply the uninterruptible demand.

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. At present a plant injecting gas (propane-air) into MetroGAS` distribution system is operating. The said plant is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, but only in the case of the specific charges of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Power, Executive Order No. 180/04 and No. 1,216/06, MPFIPyS Resolutions No.185/04, No. 2008/06 and No. 409/07, No. 161/08 and No. 2,289/10, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05, No. 3,937/05 and No. 14,924), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to debtors customers for specific charges.

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Funds stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In June 4, 2009, ENARGAS issued Resolution No.768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. y R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009.

On August 18, 2009, the ENARGAS notified the Resolution No. 828/08 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1st, 2009, and ruled a subsidy of 100 % for consumptions between June and July, 2009, and of 70 % for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution.

Provisions mentioned in paragraphs above were repeated in 2010 winter by Resolution ENARGAS No. 1,179/10.

On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas. This provision was repeated in 2010 winter by Note ENARGAS No. 4,862/10.

Finally, through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/08 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/08 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/08 be confirmed, MetroGAS could duly claim the Charge 2,067/08. This judicial resolution not applies to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the mentioned charge, but are reached for judicial resolutions issued in the frame of the judicial measures requested and obtained by Ombudsmen`s municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in first instance exists declaring the unconstitutionality of the mentioned Decree in a process initiated by a user of our distribution area, for which also MetroGAS is prevented from invoicing the mentioned charge.

8.4.5 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable since the beginning of the operations on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses, as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and of the Occupation of Public Space Levy not only of the GACBA but also of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS during 2009 and 2010, filed legal protection proceedings concerning default payments against the Undersecretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 and against the ENARGAS as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GACBA and as regards the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still filing the said legal protection proceedings before the different courts.

MetroGAS considers there is an acquired right concerning the reallocation on tariffs of amounts paid for the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and for the Occupation of Public Space Levy of the Autonomous City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated by the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs originated in tax changes shall be reflected on tariffs, for this reason Ps. 60,407 thousand and Ps. 83,168 thousand have been registered for these concepts under the heading "Other Non-current Credits", respectively. (Note 4.e)).

This consideration is supported by the ruling of the Argentine Supreme Court of Justice that, in the cases "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", stated that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that costs variations originated by changes in tax regulations shall be reallocated on tariffs in accordance to what is laid down in Article 41 of Law No. 24,076.

In virtue of what has been expressed, and in accordance to what is established in the legislation in force and the resolution issued by the General Directorate of Legal Affairs from the Ministry of Economy, MetroGAS considers that these said credits are recoverable.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company`s Financial Debt as of December 31, 2010 and 2009:
	December 31,
	2010			2009
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations (1)
Series B	-	-	-	1,653	7.375%	09/27/2002
Interest payable	-	-	-	972	-	-
Overdraft	-	-	-	31	12%	-

Negotiable Obligations (2)
Series 1	838,321	8% (8)	12/31/2014 (8)	801,213	8% (3)	12/31/2014 (6)
Series 2 Class A	24,869	5% (8)	12/31/2014 (8)	23,768	5% (4)	12/31/2014 (7)
Series 2 Class B	137,459	3.8% (8)	12/31/2014 (8)	142,162	3.8% (5)	12/31/2014 (7)
Interest Payable	33,907	-	-	-	-	-
Actual value discount	-	-	-	(49,165)	-	-
Total financial debt	1,034,556			920,634

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for an additional period of 5 years by the Extraordinary Shareholders' Meeting held on February 24, 2010.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

  Financial interest were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company`s new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company`s indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company`s ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period began on October 1st, 2008 and finished on March 31, 2009 and for the period began on April 1st , and finished on September 30, 2009, from which no excess cash was computed as a result. Moreover, all of the mentioned restrictions have been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

As from the time that new Series were issued up to December 31, 2010, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million.

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company`s filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company`s outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company`s outstanding debt obligations.

NOTE 10 - COMMON STOCK

As of December 31, 2010, the Company`s Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2010	569,171

NOTE 10 - COMMON STOCK (Contd.)

The Shareholders at the Extraordinary Shareholders` Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company`s Common Stock, 20% of the Company`s Common Stock was distributed in an initial public offering as specified below and 10% of the Company`s Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company`s Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company`s outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Company is required to keep in effect the authorization to offer the Company`s Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic`s authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any voluntary decrease, redemption or distribution of the Company`s shareholders` equity, except for dividends payment, will require prior authorization by ENARGAS.

In accordance with the Argentine Corporations Law, the Company`s by-laws and Resolution No. 434/03 of the CNV, 5% of the Company`s net income for the year plus (less) prior year adjustments must be transferred to the Company`s Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company`s indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The "Pliego" stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS` equity.

In addition, the Company`s by-laws provide that ENARGAS` approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The "Pliego" states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS` Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS` equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service.

Sales of Gas Argentino shares in excess of 49% require authorization by the ENARGAS.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS` Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No. I/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino`s financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

As a consequence of that, many creditors started claims against Gas Argentino, including a bankruptcy proceeding filed on May 11, 2009. Consequently, on May 19, 2009, Gas Argentino' Board of Directors decided to file a judicial motion for Reorganisation Proceedings. On June 8, 2009, the National Court decided the opening of the Reorganisation Proceedings, ordering the suspension of trials for equity reasons against Gas Argentino.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

The verification period of credits is ended, the Bankruptcy Receiver submitted its individual report on credits and the judge issued, on February 2010, the resolution that determines the acceptance of verification requests.

By judicial resolution issued on August 9, 2010, it was decided to readjust the Reorganisation Proceeding schedule of Gas Argentino to the Reorganisation Proceeding schedule of MetroGAS. The exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) on the Company's Reorganisation Proceedings was extended to March 9, 2012, and was settled for March 2, 2012, at 12.00 noon the informative hearing and for February 10, 2012 the due date to publish the proposal.

Appeals against the before mentioned judicial resolution were presented by the creditors that claimed credits based on Negotiable Obligations and by the Audit Committee. The appeals were accepted by a resolution issued on August 19, 2010.

After the remedies were justified and the offenses were answered by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who confirmed the decision of first instance.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company`s by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

The Company operates with the following mainly suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007 - 2011 ", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

On September 19, 2008 the ES subscribed with natural gas producers the "Complementary Agreement with Natural Gas Producers" (Resolution No. 1,070) aimed at restructuring gas prices at well head and segmenting the residential demand for natural gas, complementary to the Agreement approved by Resolution No. 599/07. The said Agreement was in force as from September 1, 2008, except for CNG which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 fixing new basin prices to be applied as from November 1, 2008.

Due to the fact that MetroGAS understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

On September 30, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 30, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2010 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2010.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to march 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 17 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 27 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of December 31, 2010, the Company registered an allowance of Ps. 16,670 thousand for the contingency related to the difference on the determination of the income and expenses rate.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2010 the total amount demanded by the ENARGAS amounted to Ps. 22,326 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/08 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GACBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

The GACBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. The Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of December 31, 2010, the Company has registered an allowance of Ps. 2,415 thousand related to this concept.

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of December 31, 2010, the Company has registered an allowance of Ps. 9,169 thousand related to this concept.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 12-31-10
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR		ACCUMULATED AT END OF YEAR	
								ANNUAL RATE (1)	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	554	-	76,156	24,290	-	2%	1,418	25,708	50,448
High pressure mains	277,302	-	17,010	-	294,312	175,176	-	2.22% to 10%	10,284	185,460	108,852
Medium and low pressure mains	1,641,676	-	90,705	(11,849)	1,720,532	507,240	(5,123)	1.19% to 10%	38,678	540,795	1,179,737
Pressure regulating stations	63,973	-	1,319	(39)	65,253	35,847	(32)	4% to 12.5%	2,127	37,942	27,311
Consumption measurement installations	342,041	-	6,586	(2,957)	345,670	139,416	(1,455)	2.85% to 5%	12,817	150,778	194,892
Other technical installations	49,814	-	921	-	50,735	41,384	-	6.67%	2,509	43,893	6,842
Machinery, equipment and tools	27,583	-	728	-	28,311	25,589	-	6.67% to 20%	415	26,004	2,307
Computer and telecommunications equipment	158,978	-	10,594	(224)	169,348	150,489	(219)	5% to 50%	4,167	154,437	14,911
Vehicles	10,393	-	1,303	(710)	10,986	8,258	(710)	10% to 20%	830	8,378	2,608
Furniture and fixtures	5,461	-	5	-	5,466	5,444	-	10% to 20%	9	5,453	13
Materials	8,277	18,415	(16,235)	(609)	9,848	-	-	-	-	-	9,848
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	84,915	97,321	(112,441)	-	69,795	-	-	-	-	-	69,795
Advances to fixed assets suppliers	370	3,375	(3,300)	-	445	-	-	-	-	-	445
Subtotal	2,764,100	119,111	(2,251)	(16,388)	2,864,572	1,113,133	(7,539)	-	73,254	1,178,848	1,685,724
Distribution network extensions constructed by third parties	63,372	-	2,891	(2)	66,261	13,128	-	1.82% to 2.38%	1,302	14,430	51,831
Offsetting item for distribution network extensions	(5,329)	-	(640)	-	(5,969)	(527)	-	2% to 2.38%	(135)	(662)	(5,307)
Allowance for obsolescence of materials (Exhibit E)	(529)	(88)	-	2	(615)	-	-	-	-	-	(615)
Allowance for disposal of fixed assets (Exhibit E)	(7,450)	(8,581)	-	7,275	(8,756)	-	-	-	-	-	(8,756)
Total as of December 31, 2010	2,814,164	110,442	-	(9,113)	2,915,493	1,125,734	(7,539)	-	74,421	1,192,616	1,722,877
Total as of December 31, 2009	2,723,708	98,317	-	(7,861)	2,814,164	1,062,507	(8,104)	-	71,331	1,125,734	1,688,430

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

FIXED ASSETS

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

ALLOWANCES

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	12-31-10				12-31-09	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS						
CURRENT ASSETS						
Cash and banks						
Cash	US$	27	3.9360	106	28	105
	LBE	4	6.0492	24	4	24
	Euros	3	5.2191	16	3	16
	Real	5	2.3200	12	3	6
	Canadian dollars	-	3.9270	-	1	4
	Russian rublo	-	0.1316	-	8	1
Banks	US$	2,682	3.9360	10,556	606	2,279
	Euros	1	5.2191	5	-	-
Investments	US$	38,037	3.9360	149,714	315	1,184
Other receivables	US$	495	3.9360	1,948	445	1,673
TOTAL CURRENT ASSETS				162,381		5,292
TOTAL ASSETS				162,381		5,292
LIABILITIES						
CURRENT LIABILITIES						
Accounts payable	US$	1,655	3.9760	6,580	2,072	7,874
	Euros	2	5.2726	11	50	273
	LBE	27	6.1187	165	22	135
Financial debts						
Negotiable obligations (face value)	US$	-	3.9760	-	21,085	80,121
	Euros	-	5.2726	-	303	1,653
Interest and other expenses payable	US$	-	3.9760	-	23	88
to foreign financial institutions	Euros	-	5.2726	-	162	884
Total Current Liabilities				6,756		91,028
NON-CURRENT LIABILITIES						
Financial debts						
Negotiable obligations (face value)	US$	-	3.9760	-	196,016	744,860
	Euros	-	5.2726	-	26,070	142,162
Reorganization liability						
Accounts payable	US$	12	3.9760	48	-	-
Financial debts	US$	225,022	3.9760	894,688	-	-
	Euros	26,527	5.2726	139,868	-	-
Total Non-Current Liabilities				1,034,604		887,022
TOTAL LIABILITIES				1,041,360		978,050

US$: United States Dollars
LBE: Pounds Sterling

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

EXPENSES INCURRED

MAIN ACCOUNT	12-31-10						12-31-09
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	4,509	44,953	-	44,818	37,439	131,719	105,301
Social security contributions	1,838	13,554	-	11,102	11,841	38,335	29,859
Directors´and members of Surveillance committee fee	-	-	-	1,309	-	1,309	1,082
Fees for professional services	-	549	-	12,661	99	13,309	6,782
Sundry materials	-	4,400	-	-	-	4,400	4,480
Fees for sundry services	-	16,232	-	974	13,732	30,938	27,709
Postage, telephone and fax	-	721	-	1,337	10,037	12,095	9,946
Leases	-	131	-	2,863	1,303	4,297	3,075
Transportation and freight charges	-	-	-	1,140	-	1,140	739
Office materials	-	574	-	1,297	139	2,010	1,929
Travelling expenses	-	397	-	347	70	814	725
Insurance premium	-	-	-	3,467	-	3,467	2,949
Fixed assets maintenance	-	30,637	-	10,460	90	41,187	32,752
Fixed assets depreciation	-	68,965	-	5,456	-	74,421	71,331
Taxes, rates and contributions	-	2,319	35	16,021	33,535	51,910	40,577
Publicity	-	-	-	-	814	814	1,619
Doubtful accounts	-	-	-	-	5,921	5,921	5,618
Bank expenses and commissions	-	-	-	141	6,459	6,600	6,310
Contingencies reserve	-	-	-	9,464	-	9,464	10,445
Others	-	4,343	-	506	188	5,037	11,035
Total as of December 31, 2010	6,347	187,775	35	123,363	121,667	439,187	374,263
Total as of December 31, 2009	4,983	169,566	40	97,240	102,434	374,263

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV ") assuming that the Company will continue as a going concern . However, the Company`s Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) on the effects on the valuation and classification of the reorganization liabilities or from the non occurrence of the event, according to our current standards. These financial statements should be read under these circumstances.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1st , 2002 and March 1st , 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of December 31, 2010 and 2009, as well as its statements of income and cash flow for the years ended December 31, 2010 and 2009, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS` activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

In Note 2 to the consolidated financial statements and in Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees, the adverse economic and financial condition that the Company faces as a result of the continue delay in the increase in its tariff, the consequent Company`s filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court and the uncertainties generated about the future results of the Company.

These situations have been considered by the Company`s Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company`s Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

General Considerations

MetroGAS` sales are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS` sales, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA, on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

In the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1st , 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The above mentioned agreement was ratified by the Shareholders' Assembly of MetroGAS on October 14, 2008 and approved by the Executive Power on March 26, 2009 by the Decree No. 234.

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. Unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders.

Although ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement, on June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund destined to the construction of infrastructure works, during 2010, MetroGAS, complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. On March 22, 2010 the Letter of Understanding ("Memorando de Entendimiento") subscribed by both parties was sent to the ENARGAS and the MPFIPyS.

During 2010, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company`s vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1st , 2008 and approved by the National Executive Power through Executive Order No. 234/09 .

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company`s constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition, MetroGAS is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS S.A. filed for a reorganization proceeding (as described in Note 2 to the financial statements).

Through ENARGAS Resolution No. I-1,260 issued on June 17, 2010 MetroGAS was notified that it would be under intervention for a 120-day term, appointing Engineer Antonio Gomez as an ENARGAS-appointed Supervisor ("Interventor"). This measure followed the decision taken by MetroGAS` Board of Directors file a petition for voluntary reorganization.

The resolution states that the interventor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, which supply is the core of the license agreement; (b) initiate a corporate audit of us; and (c) itemize and appraise all our assets.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

On October 18, 2010, MetroGAS was notified of the ENARGAS resolution No. I-1431, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 14, 2011, MetroGAS was notified of Resolution No. 1,612, wich extended for 120 days the company's intervention.

Analysis of Operations for the years ended December 31, 2010 and 2009

The Company`s sales increased by 4.5% during the year ended December 31, 2010, and operating cost increased by 5.1% compared to the previous year, thus producing an increase in gross profit of Ps. 8,497 thousand, amounting to Ps. 313.,140 thousand during the year ended December 31, 2010 compared to Ps. 304,643 thousand in the previous year.

Administrative and selling expenses increased 21.9% from Ps. 210,557 thousand during the year ended December 31, 2009 to Ps. 256,668 thousand during the present year.

Consequently, during the year ended December 31, 2010 an operating income of Ps. 56,472 thousand was recorded compared to Ps. 94,086 thousand recorded in the previous year.

During the year ended December 31, 2010 a financial and holding loss of Ps. 146,741 thousand was recorded compared to a loss of Ps. 170,786 thousand recorded in the previous year.

The Company`s net loss for the year ended December 31, 2010 amounted to Ps. 71,697 thousand compared to a net loss of Ps. 78,342 thousand recorded in the previous year.

Operating results and financial position

Sales

The Company`s consolidated sales during the year ended December 31, 2010 increased by 4.5%, amounting to Ps. 1,122,328 thousand compared to Ps. 1,074,227 thousand in the previous year.

Sales increase during the year ended December 31, 2010 was mainly originated by MetroENERGÍA's sales traded on its own behalf.

Although volumes delivered to residential customer increase a 1.2%, sales to this category of customer decreased by 1.4%, from Ps. 522,532 thousand during the year ended December 31, 2009 to Ps. 515,280 thousand in the present year, mainly due to a decrease in average prices as a consequence of an increase of 9.7% in volumes delivered to residential customers included in lower tariff segments, while volumes delivered to higher tariff segments, R3 4o.segment, decrease by 14.9%.

MetroGAS`s sales with gas to industrial, commercial and governmental customers increased by 9.3% from Ps. 81,436 thousand during the year ended December 31, 2009 to Ps. 88,989 thousand in the present year, with an increase of 2.7% in gas volumes delivered.

Sales of transportation and distribution services to power plants increased by 9.2% from Ps. 80,799 thousand during the year ended December 31, 2009 to Ps. 88,271 thousand in the present year, due to a decrease of 8.3% in gas volumes delivered, offset by an increase in average prices.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased 9.7% from Ps. 59,169 thousand during the year ended December 31, 2009, to Ps. 64,926 thousand in the present year, mainly due to an increase in average prices, partially offset by the decrease of 4.7% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 2.9% from Ps. 37,772 thousand during the year ended December 31, 2009 to Ps. 36,660 thousand during 2010, mainly due to a decrease of 1.1% in volumes delivered and a decrease in the amounts charged for reserve of capacity.

Sale of processed natural gas remain constant during the year ended December 31, 2010 compared to the previous year, mainly due to a decrease in the average prices partially offset by an increase of 2.2% in volumes delivered.

MetroENERGÍA`s gas and transportation sales on its own behalf increased 20.0%, from Ps. 184,354 thousand during the year ended December 31, 2009 to Ps. 221,184 thousand during 2010, mainly as a consequence of an increase of 28.1% in volumes delivered.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, decreased from Ps. 15,889 thousand during the year ended December 31, 2009 to Ps. 12,088 thousand during 2010, mainly as a consequence of a decrease in volumes delivered on behalf of third parties.

The following chart shows the consolidated Company`s sales by customer category for the years ended December 31, 2010 and 2009, expressed in thousands of pesos:
	For the year ended December 31, 2010	% of Sales	For the year ended December 31, 2009	% of Sales
MetroGAS
Gas sales:
Residential	515,280	45.9	522,532	48.6
Industrial, Commercial and Governmental	88,989	7.9	81,436	7.6
Subtotal	604,269	53.8	603,968	56.2

Transportation and Distribution Services
Power Plants	88,271	7.9	80,799	7.5
Industrial, Commercial and Governmental	64,926	5.8	59,169	5.5
Compressed Natural Gas	36,660	3.3	37,772	3.6
Subtotal	189,857	17.0	177,740	16.6

Processed Natural Gas	48,785	4.3	48,801	4.5

Other Gas Sales and Transportation and Distribution Services	46,145	4.1	43,475	4.0
MetroENERGÍA
Gas and transportation sales on its own behalf	221,184	19.7	184,354	17.2
Selling commission	12,088	1.1	15,889	1.5
Total of Sales	1,122,328	100.0	1,074,227	100

The following chart shows the Company`s natural gas sales and transportation and distribution services by customer category for the years ended December 31, 2010 and 2009, expressed in million of cubic meters:
	For the year ended December 31, 2010	% of Sales	For the year ended December 31, 2009	% of Sales
Gas sales:
Residential	1,940.7	24.6	1,917.9	23.3
Industrial, Commercial and Governmental	469.0	6.0	456.8	5.5
Subtotal	2,409.7	30.6	2,374.7	28.8
Transportation and Distribution Services
Power Plants	3,373.0	42.8	3,678.5	44.6
Industrial, Commercial and Governmental	834.6	10.6	876.0	10.6
Compressed Natural Gas	553.6	7.0	559.6	6.8
Subtotal	4,761.2	60.4	5,114.1	62.0
Processed Natural Gas	141.3	1.8	138.3	1.7
Other Gas Sales and Transportation and Distribution Services	570.6	7.2	618.5	7.5
Total delivered volume by MetroGAS	7,882.8	100.0	8,245.6	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	768.5	100.0	600.1	100.0

Operating costs

Operating costs totaled Ps. 809,188 thousand during the year ended December 31, 2010 generating a 5.1% increase compared to Ps. 769.584 thousand recorded in the previous year. This variation was mainly due to the increase in gas and transportation costs, in payroll and social contributions and to the increase in reparation and maintenance costs.

Gas purchases of natural gas increased by 4.4% from Ps. 387,712 thousand during the year ended December 31, 2009 to Ps. 404,808 thousand during 2010, mainly due to an increase in purchased gas volumes from MetroENERGÍA. During the year ended December 31, 2010, 3,002.6 million of cubic meters were acquired by MetroGAS and 533.7 million of cubic meters were acquired by MetroENERGÍA representing an increase of 2.8% compared to the gas volumes purchased in the previous year.

Gas transportation costs increase by 2.0% during the year ended December 31, 2010 compared to the previous year, due to the increase of MetroENERGÍA transportation costs to resale and to exchange and movement.

During the year ended December 31, 2010 and 2009, the Company capitalized Ps. 6,347 thousand and Ps. 4,983 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company`s operating costs by type of expense for the years ended December 31, 2010 and 2009, expressed in thousands of pesos:
	For the year ended December 31, 2010	% of Total Operating Costs	For the year ended December 31, 2009	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	404,808	50.0	387,712	50.4
Gas transportation	218,126	27.0	213,924	27.8
Depreciation of fixed assets	68,965	8.5	67,386	8.7
Payroll and social contributions	64,854	8.0	50,839	6.6
Fixed assets maintenance	30,637	3.8	22,266	2.9
Sundry materials	4,400	0.5	4,480	0.6
Fees for sundry services	16,232	2.0	15,355	2.0
Other operating expenses	7,513	0.9	12,605	1.6
Capitalization of operating costs in fixed assets	(6,347)	(0.7)	(4,983)	(0.6)
Total	809,188	100.0	769,584	100.0

Administrative expenses

Administrative expenses increased 26.8% from Ps. 97,659 thousand during the year ended December 31, 2009 to Ps. 123,831 thousand during the present year. This increase was mainly due to the increase in payroll and social contributions, in fees for professional services and the tax, rates and surcharges.

Selling expenses

Selling expenses increased 17.7% from Ps. 112,898 thousand during the year ended December 31, 2009 to Ps. 132,837 thousand during the present year, mainly due to the increase in payroll and social contributions, in tax, rates and surcharges, in fees for sundry services and in postage, telephone and fax expenses, partially offset by a decrease in the allowance for doubtful accounts.

Financing and holding results

During the year ended December 31, 2010 a financial and holding loss of Ps. 146,741 thousand was recorded compared to a loss of Ps. 170,786 thousand recorded in the previous year. Such variation in financial and holding results was mainly due to the decrease of the exchange loss registered in the year ended December 31, 2010, as a consequence of the lower increase in the exchange rate over financial debts and the lower charge interest for financial operations compared to the previous year, partially offset by the increase in the discount of long term other receivables and the reversal of the discount of long term financial debt result registered in the year ended December 31, 2010 as a consequence of the Company`s filing of a petition for voluntary reorganization (concurso preventivo).

Other income net

Other income net, for the year ended December 31, 2010 totaled a gain of Ps. 6,005 thousand compared to a gain of Ps. 8,048 thousand recorded in the previous year. This variation is mainly due to the write-off of certain old liabilities and to the reversal of certain provisions in the year ended December 31, 2010.

Income tax

During the year ended December 31, 2010, the Company registered a gain amounted to Ps. 12,825 thousand for income tax compared to a loss of Ps. 9,392 thousand registered in previous year. Such variation was mainly due to a higher charge generated by MetroENERGÍA as of December 31, 2010 compared to the present year, partially offset by the reversion of deferred tax liabilities in MetroGAS.

Net cash flows provided by operating activities

Net cash flows provided by operating activities amounted to Ps. 302,205 thousand during the year ended December 31, 2010 compared to Ps. 251,428 thousand provided by the previous year. Such variation was mainly due to a decrease in cash flows required by working capital during the present year, partially offset by the decrease in operating results.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 119,111 thousand during the year ended December 31, 2010, due to higher fixed assets additions, compared to Ps. 105,756 thousand used in the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 31 thousand during the year ended December 31, 2010, compared to Ps. 70,543 thousand used during the previous year. The decrease in net cash flows used in financing activities is mainly due to the suspension of the payment of principal and interest on the Company`s outstanding debt obligations and the Company`s filing of a petition for voluntary reorganization (concurso preventivo) (see Note 9 to the primary financial statements).

Liquidity and capital resources

Financing

As of December 31, 2010, the total indebtedness of the Company was Ps. 1,034,556 thousand.

At the Extraordinary Shareholders` Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the August 19, 1999, date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program, that was authorized by CNV on March 31, 2005.

Later, on February 24, 2010, the Shareholders' Extraordinary Assembly approved the extension of the Global Program for 5 additional years, which was authorized for the CNV by Resolution No. 16,318 on April 27, 2010.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company`s filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company`s outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company`s outstanding debt obligations.

Comparative consolidated balance sheets

In order to appraise the development of the Company`s activities, the chart below set forth comparative consolidated balance sheet information from the Company`s consolidated interim financial statements as of December 31, 2010, 2009, 2008, 2007 and 2006.

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statements of operations for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

Comparative statistical data

The chart below shows a summary of operating data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

Comparative ratios

The chart below contains certain financial ratios as of December 31, 2010, 2009, 2008, 2007 and 2006.

Other information

The chart below contains information regarding the price per share of the Company`s common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
December	2006	1.19	4.07
December	2007	1.42	4.45
December	2008	0.54	0.95
January	2009	0.52	1.35
February	2009	0.50	1.30
March	2009	0.50	1.52
April	2009	0.50	1.36
May	2009	0.52	1.51
June	2009	0.64	1.56
July	2009	0.70	1.85
August	2009	0.64	1.52
September	2009	0.95	2.55
October	2009	0.80	2.07
November	2009	0.66	1.80
December	2009	0.88	2.17
January	2010	0.81	2.09
February	2010	0.77	1.98
March	2010	0.75	1.94
April	2010	0.80	2.20
May	2010	0.69	1.67
June	2010	0.61	1.50 (2)
July	2010	0.67	-
August	2010	0.61	-
September	2010	0.69	-
October	2010	0.74	-
November	2010	1.16	-
December	2010	1.16	-
  Prices on the last business day of the month, except for (2).
  On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADRs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS` Regulatory Framework and its reorganization proceeding, the Company will continue, while be financially possible, concentrating its efforts towards ensuring business continuity, maintaining the quality and reliability of gas supplies, meeting the Basic License Rules and finally, and depending on the outcome of the renegotiation of the License MetroGAS will define its new future strategy and matters such as company planning, commercial policy and development of the investment plan.

Autonomous City of Buenos Aires, March 3, 2011.

Juan Carlos Fronza
President